

Date of this Offering Circular: December 5, 2013

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHING D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT

UNDER THE SECURITIES ACT OF 1933

"SHARESTATES I, LLC"

(Exact name of issuer as specified in its charter)

Delaware

(State or other jurisdiction of incorporation or organization)

11 Middle Neck Rd Suite 400A, Great Neck, New York 11021

(212) 201-0750

(Address, including Zip code, and telephone number, including area code of issuer's principal executive office)

11 Middle Neck Rd Suite 400A, Great Neck, New York 11021

(212) 201-0750

Attn: Allen A. Shayanfekr

(Name address, including zip code, and telephone number, including area code, of agent of service)

6500 (Primary standard Industrial Classification Code Number)	46-4231221 (I.R.S Employer Identification Number)

THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFIED BY OPERATION OF THE TERMS OF REGULATION A.

Date of this Offering Circular: December 5, 2013

PART I – NOTFICATION

ITEM 1. Significant Parties

Name	Business Address	Residential Address
Sharestates, LLC (Issuer's parent owner, record owner, promoter & affiliate)	11 Middle Neck Rd Suite 400A, Great Neck New York 11021	N/A
Stephen Seigel, Esq. (Issuer's Counsel)	30 Wildwood Garden Suite H-1 Port Washington, NY 11050	N/A

ITEM 2. Application of Rule 262

(a, b) None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262 and, as a result, no such application for waiver of disqualification has been applied for, accepted, or denied.

ITEM 3. Affiliate Sales

This proposed offering does not involve the resale of securities by affiliates of the Sharestates I, LLC (the "Company").

ITEM 4. Jurisdiction in Which Securities Are to be Offered

(a) The securities to be offered in connection with this proposed offering shall not be offered by underwriters, dealers or salespersons.

(b) The securities in this proposed offering shall be offered in the following jurisdictions, subject to qualification in each state, as and if necessary: New York.

The securities to be offered in connection with this proposed offering shall be offered by the Parent Owner, on behalf of the Company through its contacts, the internet and word of mouth. The Company is not using a selling agent or finder in connection with this offering.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) Upon its foundation and organization, the Company issued 100% of its Class A Membership Units to Sharestates LLC (the "Parent Company"). Class A Membership Units consist 10.01% of the total shares available in the Company. Sharestates LLC received its Class A Membership Units in exchange for bringing this deal together, contributing its time, member resources, guidance, experience, continued management through completion, and startup expenses associated with the Company.

(b) See subsection (a).

(c) The issuance of Class A Membership Units to Sharestates LLC was made without registration under the Securities Act of 1933 because no capital changed hands. Rather, the Units are compensatory for the work product associated with organizing the Company and carrying it through completion.

ITEM 6. Other Present or Proposed Offerings

Neither the issuer nor any of its affiliates is contemplating any other offering of securities in addition to those covered by this Form 1-A.

ITEM 7. Marketing Arrangements

(a) Neither the Company nor anyone named in Item 1, nor any selling security holder is aware of any arrangement:
  (1) To limit or restrict the sale of other securities of the same class of those to be offered for the period of distribution;
  (2) To stabilize the market for any of the securities to be offered; or
  (3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

(b) There is no underwriter to confirm sales to any accounts.

ITEM 8. Relationship with Company of Experts Named in Offering Statement

No experts were employed on a contingent basis or otherwise, nor have they any material interest in the issuer of any of its affiliated companies, their members or their agents.

ITEM 9. Use of a Solicitation of Interest Document

The Company has not used a publication, whether or not authorized by rule 254, prior to the filing of this notification.

PART II

OFFERING CIRCULAR

Sharestates I, LLC

11 Middle Neck Road Suite 400A, Great Neck New York, 11021

(212) 201-0750

Dated: December 5, 2013

19,300 Class B Membership Units.

This Offering Circular relates to the offering (the "Offering") of up to 19,300 Class B Membership Units (the "Units") in Sharestates I, LLC (the "Company, "we" or "us"). Each Unit will represent the right to 0.0000466% of the net profit distributions of the Company and a return of all invested capital. The Units will have no voting rights. The Offering will commence promptly after the date of this Offering Circular and will close upon the earlier of (1) the sale of 19,300 Units, (2) one year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Parent Company (the "Offering Period"). See the section entitled "Distributions" for a discussion of the term "net profit distributions."

This Offering is being conducted on a "best efforts" basis, which means the managers of our Parent Company (Radni Davoodi, Raymond Davoodi, Allen Shayanfekr, and Wayne Geffen) will use their commercially reasonable best efforts in an attempt to sell the Units. The Parent Company will not receive any commission or any other remuneration for these sales. In offering the Units on our behalf, the Parent Company will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934.

The Units will be offered for sale at a fixed Price of $100 per Unit. If all of the Units are purchased, the gross proceeds to us will be $1,930,000. However, since the Offering is being conducted on a "best-efforts" basis, there is no minimum number of Units that must be sold, meaning we will retain any proceeds from the sale of the Units sold in this Offering. Accordingly, all funds raised in the Offering will become immediately available to us and may be used as they are accepted. Investors will not be entitled to a refund and could lose their entire investment.

Our Units are not listed on any national securities exchange or on the over-the counter inter-dealer quotation system. There is currently no market for our Units and under the terms of the Company's Operating Agreement, dated December 5, 2013 and attached as exhibit 3 (the "Operating Agreement"), the Units generally may not be sold, transferred assigned pledged or disposed of, in whole or in part, without the prior written consent of the Parent Company. The Parent Company may, at some point in time, provide a private market to its registered members should the volume of affiliate offering companies warrant such an addition. However, there is no guarantee of such an addition and the decision to do so lies solely with the managers of the Parent Company. If such a market is introduced, it will be introduced in accordance with Broker-Dealer registration and Regulation ATS.

These are speculative securities. Investment in the Units involves significant risk. You should purchase these securities only if you can afford a complete loss of your investment. See the "Risk Factors" section on page 13 of this Offering Circular for a discussion of the following and other risks:

- Since its inception through December 5, 2013, the Parent Company has recorded a net loss and has had no revenue;
- The Company has no operating history, and the Parent Company has a lack of experience in developing projects similar to the Property.
- The Company has not established any minimum offering amount, and there is no assurance that the Company will raise sufficient funds to carry out its business objectives;
- The Property is planned to be the Company's principal asset, and factors outside of the Company's control could significantly decrease the value of that asset;
- The determination of the offering price and other terms of the Offering have been arbitrarily determined and may not reflect the value of your investment;
- Your investment is highly illiquid and the Company does not guarantee any liquidity options;
- If the Company was to become subject to the Investment Company Act of 1940 (the "1940 Act") it could have a material adverse effect on the Company, and it is probable that the Company would be terminated and liquidated; and
- The interest of the Parent Company, the principals, and its other affiliates may conflict with your interests.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

	Price to Public	Commissions	Net Proceeds (25% of Units Sold)	Net Proceeds (50% of Units Sold)	Net Proceeds (75% of Units Sold)	Net Proceeds (100% of Units Sold)
Per Unit	$100	N/A	$100	$100	$100	$100
Total (1)	N/A	N/A	$482,500	$965,000	$1,447,500	$1,930,000

(1) Before deducting expenses of the Offering, which are estimated to be approximately $10,000

IMPORTANT NOTICES TO INVESTORS

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT; ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE UNITS HAVE NOT BEEN QUALIFIED UNDER THE SECURITIES LAW OF ANY STATE OR JURISDICTION. WE PLAN TO QUALIFY THE OFFERING WITH THE STATE OF NEW YORK AND THE SECURITIES REGULATORY BODIES OF OTHER STATES AS WE MAY DETERMINE FROM TIME TO TIME. WE MAY ALSO OFFER OR SELL UNITS IN OTHER STATES IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE LAWS OF THOSE OTHER STATES.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS OFFERING CIRCULAR AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US.

THIS OFFERING CIRCULAR DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SECURITIES OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES BY ANYONE IN ANY JURSIDCITION IN WHICH SUCH OFFER OF SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO.

THESE SHARES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY.

THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

OFFERING CIRCULAR SUMMARY

This summary highlights information contained elsewhere in this Offering Circular. This summary is not complete and does not contain all of the information that you should consider before investing in the Units.

You should carefully read The entire Offering Circular, especially concerning the risks associated with the investment in the Units discussed under the "Risk Factors" section.

Unless we state otherwise, the terms "we", "us", "our", "Company", "management", or similar terms collectively refer to Sharestates I, LLC, a Delaware limited liability company.

Some of the statements in this Offering Circular are forward-looking statements. See the section entitled "Notes Regarding Forward-Looking Statements."

Our Business

General

Sharestates I, LLC is a development stage company that was formed on December 5, 2013, as a Delaware limited liability company. Our executive offices are located at 11 Middle Neck Road Suite 400A, Great Neck, New York 11021. (212) 201-0750. The sole purpose of the Company is to acquire, own, hold, renovate, redevelop, construct, lease, manage, operate, mortgage, sell and otherwise dispose of fee simple real estate located at 345 Lenox Road, Brooklyn New York 11226 (the "Property"). We have a limited operating history and have generated no revenue.

Our Parent Company, Sharestates LLC, a Delaware limited liability company, owns all of our Class A Membership Units, giving it sole voting and management rights. Therefore, our Parent Company has control over the management of the Company and the management and development of the Property. Our Parent Company may outsource certain management responsibilities to Lenox Platinum LLC (the "Developer"), a New York Limited Liability Company. The Company is controlled by the Parent Company, whose co-managers (Radni Davoodi, Ray Davoodi, Allen Shayanfekr and Wayne Geffen) together, control all of the Parent Company's management and voting rights.

The Property

The Property is located at 345 Lenox Road, Brooklyn New York 11226. The Property is currently a vacant lot with approved plans for a 22 unit 7 story luxury condominium building in Prospect Lefferts Gardens, Brooklyn. Amenities include full lobby, gym, and owner lounge on first floor. Floor plans are available upon request. The Property is located in a fantastic area approximately 100 feet away from Kings County hospital and SUNY Downstate Medical Center and located a few hundred feet from the 2 and 5 trains which offer a 20 minute commute to Manhattan.

The Company is party to an agreement to fund the development of the Property estimated at $7,800,000 ($1,930,000 to be funded by the Company). The proceeds of this Offering, the equity of the Developer, and the Developer's personal guarantee will be used as leverage for a construction loan covering the remaining balance of the development. In the event that the proceeds received in this Offering are insufficient to develop the Property, the Managers and/or one or more of their affiliates may loan or obtain a loan for the Company necessary to consummate the transaction on commercially reasonable terms. Proceeds of this Offering may be used in whole or in part to repay any such loans to the Company, with interest.

The Business Plan

The Developer currently plans to break ground on the Property on or about December 4, 2013. Following the consummation of this Offering, all proceeds will be used as leverage for a $5,400,000 construction loan. The total development time of the Property is estimated at 18-24 months from commencement. The total funds necessary for completion of this project is approximately $7,800,000. Based on past performance of the developer, the nature of the up and coming neighborhood, and its close proximately to Kings County hospital, SUNY Downstate Medical Center, and Manhattan, we and the Corcoran Real Estate Group believe the final product will yield $10,727,550.00 in net revenue after closing costs and brokers' commissions. Sharestates I, LLC, is a 40% partner in the development of the Property and expects to yield approximately $1,171,020 in net profits to be distributed amongst members. In the event that any of the 22 units are not sold, the business plan and projections provide for rental fallbacks which will provide "Cash Flow" to members.

The Property was acquired by the Developer in 2007 for $775,000 and currently holds a mortgage for $695,000. The Developers equity in the project accounts for approximately $480,000 inclusive of approved plan, demolition, and carrying costs. The proceeds of this Offering will be used in tandem with the Developers equity and personal guaranty to obtain the construction loan. The Company and Developer expect to sell or refinance the Property within 18-24 months. For a more detailed look at expenses, projected sales, and rental fall backs see the section entitled "Description of the Company's Business."

The Offering

ITEM	Description
Issuer	Sharestates I, LLC, a Delaware limited liability company.
Parent Company	Sharestates, LLC, a Delaware limited liability company.
Manager	Sharestates, LLC, a Delaware limited liability company.
Security Offered	Class B Membership Units. Each Unit will represent the right to a return of invested capital and 0.0000466% of the distributions of net Cash Flow or Proceeds of the Company (subject to dilution in the case of the issuance of more than 19,300 Class B Membership Units, or other interests).
Price per Unit	$100

Total Offering	$1,930,000
Minimum Investment	$100
Offering Period	The Offering will commence promptly after the date of this Offering Circular and will close upon the earlier of (1) the sale of 19,300 Units, (2) one year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Parent Company. The Offering may be terminated at our election at any time.
Investors	Those persons who purchase Units in accordance with the terms of this Offering. The Parent Company and/or one or more of its affiliates may participate in the Offering on the same terms as other investors.
Interest Holders	Those persons who hold an interest in the Company as a member of the Company.
Parent Company Fee Schedule	Sale of the Property: 1% of the sales price of the Property; Development of the Property: 1% of total development costs, including the acquisition of the property; Leasing of the Property: (A) 3% of base rent of initial term, and (B) 1% of renewal term; Asset Management: 1% of any cash investment in the Property per year; Financing: 1% of the amount of any financing of the Property; Guarantee Fee (Recourse): (A) 1% of the principal amount of any recourse loan, and (B) 1% of the full loan amount; and Guarantee Fee (Non-Recourse): 1% of the principal amount of any non-recourse loan.
Voting Rights	Investors will have no rights to contribute to, direct, or vote on the management of the Company's affairs, including whether or not the Company should dissolve.
Distributions	All Cash Flow shall be distributed and applied by the Company in the following order of priority. (1) to the payment of all debts and liabilities of the Company then due and payable (including operating costs), excluding all debts and liabilities due to any Interest Holder; then (2) to the payment, on a pro-rata and pari passu basis, of any outstanding principal amount of any loan made by any Interest Holder; then (3) to the Interest Holders on a pro-rata and pari passu basis in proportion to their percentage interests. See the "Distributions" section. **No assurances can be made as to the timing or amount of cash distributions to Investors or whether any cash distributions in fact will be made.**
Dilution	Following this Offering, assuming all the Units are sold, the Class B Membership Units will equal 89.99% of all outstanding and issued membership interests of the Company, and the Parent Company as the sole Class A member shall hold a 10.01% interest.

Use of Proceeds	The net proceeds of this Offering will be used (1) As leverage in tandem with the Developer's equity and personal guarantee to obtain a construction loan (2) to create a contingency fund for development of the Property, and/or (3) for working capital. Expenses of the Offering are expected to be approximately $10,000
Transfer Restrictions	The Operating Agreement restricts the transferability of the Units, except (1) to an immediate family member (spouse, parent, grandparent, child, or grandchild) of a member, or to a trust for the benefit of any such immediate family member, or a beneficiary under any such trust, or (2) with the consent of the Parent Company or as otherwise permitted under the Operating Agreement, to a person or entity that is not an Interest Holder. The Operating Agreement also provides for a "Right of First Refusal", which allows the Parent company the right to purchase any interest which is offered for sale or otherwise disposed of for compensation. The transfer of any Unit in violation of the Operating Agreement will be deemed invalid, null and void, and of no force or effect. Any person to whom Units are attempted to be transferred in violation of the Operating Agreement will not be entitled to receive distributions from the Company or have any other rights in or with respect to the membership rights.
General Repurchase Rights	The Operating Agreement allows for the Company to exercise a right of repurchase, in its sole discretion, with regard to the Units at any time. In the event that the Company elects to repurchase all of the Units, the purchase price will be determined by an outside, independent appraiser appointed by the Parent Company. The purchase price will be payable to the Members in four equal, quarterly installments, with the first payment becoming due ninety (90) days following the date on which the Company provides notice to the Members of its decision to repurchase Units.
Personal Conduct Repurchase Rights	In the event that an Investors fails to conform its personal conduct to common and accepted standards of good citizenship or conducts itself in a way that reflects poorly upon the Company, as determined by the Parent Company in its sole discretion, the Parent Company may cause the Company to repurchase all, but not less than all, of the Membership Units held by such Investor at book value.
Litigation Repurchase Rights	In the event that an Investor brigs any suit, legal action or proceeding involving any dispute against the Company, the Parent Company in its sole discretion may cause the Company to repurchase all, but not less than all, of the Membership Units held by such Investor at book value.
Liquidity of Units	There is no public market for the Units at this time. The Parent Company will monitor Member activity and, should the volume of outside trades warrant the development of a trading system, the Parent Company in its sole discretion may elect to develop a trading platform in accordance with Broker-Dealer licensing

	and Regulation ATS. Moreover, in the interim while no such platform exists, Members may offer their Units for sale in accordance with the Operating Agreement and also to the Parent Company. However, there is no guarantee that the Parent Company will be able to accommodate and accept any such offer. The Company does not intent to offer any additional liquidity options to investors.
Exchange Act Disclosure	The Company is not required to provide disclosure pursuant to the Exchange Act.
Risk Factors	An investment in the Company is highly speculative and involves substantial risks. Prospective Investors should carefully review and consider the factors described under the "Risk Factors" section below.

We plan to register the Offering with the securities regulators in New York, and such other state securities regulators as we may determine from time to time. We may also offer or sell Units in other states in reliance on exemptions from registration requirements of the laws of those states. However, we will not make any general solicitation or advertisement of this Offering in any jurisdiction that this Offering is not registered. This Offering is being conducted on a "best-efforts" basis, which means the managers of our Parent Company (Radni Davoodi, Raymond Davoodi, Allen Shayanfekr and Wayne Geffen) will attempt to sell the shares to prospective Investors without the use of an underwriter. We will not pay any commission or other remuneration to Sharestates LLC for these efforts. Sharestates 1 LLC intends to utilize the Sharestates LLC platform as a part of their efforts in offering and selling Units; however, Sharestates LLC will not receive any commissions or other remuneration for providing this service.

We are a Delaware limited liability company. We maintain principal executive offices at 11 Middle Neck Road Suite 400A, Great Neck New York 11021. Our telephone number is (212) 201-0750 and our email is SharestatesI@sharestates.com.

RISK FACTORS

An investment in the Company carries risks, a number of which are set out below including those related to the Company, those related to the Offering, and those related to taxes. In addition to those risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular, potential Investors should keep in mind other possible risks that could be important.

This is a speculative investment, and the value of your investment in the company may decrease significantly or entirely. You should not make an investment in the Company if you are unable to bear the loss of your entire investment. You should only consider an investment in the Company after considering the following risks and consulting with your investment, legal, and tax advisors.

RISKS RELATED TO THE COMPANY'S BUSINESS

Parent Company's net loss and lack of revenue.

Since its inception through December 5, 2013, our Parent Company has recorded a net loss and has had no revenue. Such losses have been due to the expenses related to start-up costs incurred as the Parent Company grew its business and established the Company. There can be no assurance that the Parent Company will generate significant revenue or be profitable in the future. If the Company is not profitable, it may need to curtail or cease operations, or seek additional revenue through the sale of its Class A Membership Interests.

The Company may require additional capital and may be unable to obtain such capital on favorable terms or at all.

In the future, we may need to raise additional capital through the issuance of additional membership interests or securities convertible into membership interests. If we issue additional membership interests or convertible securities, our then existing Interest Holders may face substantial dilution. In additional to diluting our then-existing Interest Holders, we may be obligated to pay a substantial amount of regular income to future investors, which would reduce our cash available for working capital and renovation or redevelopment of the property. Equity interests in the subsidiaries of the Company planned to hold title to the Property may also be publically or privately offered. Such offering would have the effect of indirectly diluting members of the Company. Currently, we do not have any arrangements for any financing for the sale of the membership interests or any other method of financing, and we can provide no assurances to Investors that we will be able to obtain any financing when required on favorable term or at all. The only cash immediately available to us is the cash we raise through the subscription of these securities.

The Company has not established any minimum offering amount and there is no assurance that the Company will raise sufficient funds necessary to carry out its business objectives.

The Company has not established any minimum offering amount that must be raised to carry out the business objectives contemplated in the offering document. There is no assurance that the Company will raise sufficient funds to carry out its business objectives, including payment of offering expenses, provision for tenant allowance, establishment of debt service reserves, provision for other construction cost contingencies and other working capital needs.

The Company has no operating history, and the Parent Company has a lack of experience in developing projects similar to the Property.

The Company was recently organized and has no history of operations. The Company therefore should be considered a development stage company, and its operations will be subject to all of the risks inherent in the establishment of a new business enterprise. Including, but not limited to, hurdles or barrier to the implementation of its business plans. Further, because there is no history of operations there is also no operating history from which to evaluate the Parent Company's and Management Company's ability to manage the Company's operations and achieve its goals or the likely performance of the Company. Prospective Investors should also consider that the Parent Company, the principals and its other affiliates have not previously developed a project similar to the Property, although the principals and other affiliates of the Parent Company have experience in acquiring, renovating, redeveloping, repositioning, operating and selling various real estate properties. No assurances can be given that the Company can operate profitably.

The Property is planned to be the Company's principal asset, and factors outside of the Company's control could significantly decrease the value of that asset.

The Property is planned to be the Company's principal asset. The prospects of the Company depend upon the Property maintaining its rental and resale value or increasing in such value. The typical risks relating to an investment in real estate will apply to the Property and its value. These include, but are not limited to:

- Changes in the general economic climate and market conditions, those applicable to New York or those applicable to the town and surrounding areas of the Property;
- Changes in the occupancy or rental rates of the Property or, for a property that requires new leasing activity, a failure to lease the Property in accordance with the projected leasing schedule;
- Complications involving the renovation or redevelopment of the Property;
- Limited availability of mortgage funds or fluctuations in interest rates which may render the sale and refinancing of the Property difficult;
- Unanticipated increases in real estate taxes and other operating expenses;
- Environmental considerations;
- Zoning laws and other governmental rules and policies; and
- Uninsured losses including possible acts of terrorism or natural disasters.

Any one or more of the preceding factors could materially adversely affect the value of the Property. If the value of the Property were to decrease significantly, the Company may not be able to repay mortgages on the Property or obtain new financing to repay outstanding loans on favorable terms, if at all. Additionally, if the value of the Property were to decrease and the Company were to choose to sell the

Property, liquidate and distribute its remaining asset after paying liabilities, you might not recover the amount of your investment, if you were to receive any funds at all.

The Property is currently vacant and we may be unable to find a buyer or tenant.

The Property is currently vacant. The Company may not be able to find a buyer or tenant willing to purchase or rent the Property on commercially reasonable terms or at all. If the Company is unable to secure a buyer or tenant for the Property, the Company may have no revenue or Cash Flow, may require additional capital to maintain the Property, and may be forced to find a tenant. If the Company cannot find a suitable buyer or tenant, in a reasonable amount of time or at all, it may not receive any revenues at all and it may be forced to find additional financing to cover the costs of the property operating costs, debt service, insurance, and real estate taxes.

The ability of any new business to continue as a going concern is uncertain, and a default by tenants or buyers could result in the Property becoming vacant and difficult to re-lease or re-sell.

In the event that a tenant defaults on a lease, the Property may become vacant, and we may be unable to either re-lease the Property for the rent due under the lease or to re-lease the Property without incurring additional expenditures related to the Property. In addition, we could experience delays in enforcing our rights against, and collecting rents and other expenses due from the tenant. Finally, we may have to incur substantial expenditures in connection with any re-leasing. Any delay or substantial expenditures we experience in re-leasing the Property, or any difficulty in re-leasing the Property at acceptable rates, may reduce the cash available to make distributions to our Interest Holders. Furthermore, delays or defaults by buyers may prolong distributions, if any, to our Interest Holders.

The Company's investment is speculative.

Investing in real estate such as the Property involves an inherent exposure to fluctuations in the real estate market, including the availability of financing, increases in mortgage rates and borrowing rates and general economic conditions, and there is no assurance that the Company's investment strategy will be successful. The Property may not be easy to liquidate, and the Company may not be able to sell the Property at market value or at all if the Company determines that it is an appropriate time to sell the Property.

The Company has no operating history, and the Parent Company has a lack of experience in developing projects similar to the Property.

The Company was recently organized and has no history of operations. The Company therefore should be considered a development stage company, and its operations will be subject to all of the risk factors inherent in the establishment of a new business enterprise, including, but not limited to, hurdles or barriers to the implementation of its business plan. Further, because there is no history of operations there is also no operating history from which to evaluate the Parent Company's ability to manage the Company's operations and achieve its goals or the likely performance of the Company. Prospective investors should also consider that the Parent Company, the principals and its other affiliates have not previously developed a project similar to the Property, although the principals and other affiliates of the Parent Company have experience in acquiring, renovating, redeveloping, repositioning, operating and selling various real estate properties. Furthermore, the Developer has experience with several other projects of this size, type, and scope. However, no assurances can be given that the Company can operate profitably.

The Company will face competition.

The Company will face competition from other persons leasing and developing land and Property in the New York area, particularly within the town and surrounding neighborhoods where the Property is located. A lower number of competitors makes us vulnerable to competitors that act irrationally or are able to operate at zero or negative margins, have longer operating histories, more market experience or contacts, or greater financial resources than the Company. The Company may not be able to compete effectively.

The Company may face competition from the Parent Company.

The Company may also face competition from properties owned or controlled by affiliates of the Parent Company. At this time, there is no competition from affiliates nor properties owned by affiliates in the surrounding areas. However, affiliates may acquire other property in the same neighborhood or surrounding areas as the Property.

The Company may be subject to the risks of leverage.

The Company may obtain a mortgage on all of the Property and may be required to not exceed certain debt service coverage ratios and the loan to value amounts. If its operations of the Property deviate in any material adverse respect from those projected when giving such a mortgage, the Company may not have sufficient Cash Flow to service the required indebtedness as to a particular property. If the Company cannot do so, regardless of the cause, the Company will face risk of forfeiture or foreclosure of its interest in the Property.

The Parent Company's and other affiliated companies' liability will be limited.

Pursuant to the Operating Agreement, the Management Company, the Parent Company, the principals and its other affiliates will not be liable to the Company or any members for any damages, losses, liabilities, or expenses (including reasonable legal fees, expenses and related charges and costs of investigation) unless one of those parties is guilty of gross misconduct, fraud or criminal activity. Thus, members will have limited recourse against those parties. The Operating Agreement also provides that the Company will indemnify, hold harmless and waive any claim against the Managing Company, Parent Company, the principals and its other affiliates, for any and all losses, damages, liability claims, causes of action, omissions, demands and expenses or any other act or failure to act arising from or out of the performance of their duties to the Company under the Operating Agreement or as a result of any action which the Managing Company or its affiliates is requested to take or refrain from taking by the Company unless such loss has arisen as a result of their gross misconduct, fraud, or criminal activity.

The Company may not be able to provide adequate insurance for the Property.

If the insurance market changes or the Company needs to make claims on its insurance or for other factors affecting insurance rates, it may not be able to renew or find new insurance on acceptable terms if at all.

Failure to carry appropriate insurance could significantly increase the Company's liability in the event of torts or other actionable events occurring on the Property that affect tenant or third-parties thereon or could force the Company to cease the leasing the Property.

The Company may never make distributions.

Payment of distributions and the amount thereof will depend upon returns received by the Company on its investments. The Company may not operate profitably or be able to declare and pay any distributions to the Interest Holders, and you may not earn a positive return on your investment or receive a return of any or all of your investment.

You may be liable in certain circumstances for the repayment of distributions.

You are not personally liable for any debts or losses of the Company beyond the amount of your capital contributions and profits attributable thereto (if any) if the Company is otherwise unable to meet its obligations. However, you may be required to repay to the Company cash or in-kind distributions (including distributions on partial or complete redemption of Units and distributions deemed a return of capital) received by you to the extent of overpayments and to the extent such distribution made the Company insolvent at the time of the payment or the distribution.

The Company is not required to provide disclosure pursuant to the Securities Exchange Act of 1934.

The Company is not required to provide disclosure pursuant to the Exchange Act. As such, the Company is not required to file quarterly or annual reports. In addition, the Company is not required to prepare proxy or information statements; our common stock will not be subject to the protection of the going private regulations; the Company will be subject to only limited portions of the tender offer rules; our officers, directors, and more than ten percent (10%) shareholders ("insiders") are not required to file beneficial ownership reports about their holdings in our Company; insiders will not be subject to the short-swing profit recovery provisions of the Exchange Act; and more than five percent (5%) shareholders of classes of our equity securities will not be required to report information about their ownership positions in the securities.

Investors in this Offering will have no voting rights in the Company, managerial, contractual or other ability to influence the Company, or control over the Property.

Investors in Class B Membership Units will have no voting rights with respect to the Company, and will have no managerial, contractual or other ability to influence the Company's activities or operations of the Property. The shareholders' lack of voting rights gives all control under the Operating Agreement to the Parent Company. The Parent Company's operation of the Company could materially and adversely affect the value of the Company and the returns realized by investors.

The Company does not maintain key man life insurance for the principals of the Parent Company, Managing Company, or affiliates.

The Company depends on the continued contributions of the principals of our Parent Company (Radni Davoodi, Raymond Davoodi, and Allen Shayanfekr), who handle all of the managerial responsibilities of the Company. We do not carry key person life insurance on any of their lives and the loss of service of any of these individuals could disrupt our operations and interfere with our ability to successfully develop the Property or compete with others.

RISKS RELATED TO THE OFFERING

The determination of the offering price and other terms of the Offering have been arbitrarily determined and may not reflect the value of the investment.

The offering price has been arbitrarily determined by the Parent Company and may not bear any relationship to assets acquired or to be acquired or the book value of the Company or any other established criteria or quantifiable indicia for valuing a business. Neither the Company nor its affiliates represent that the Units have or will have a market value equal to their offering price or that the Units could be resold (if at all) at their original offering price.

Your investment is highly illiquid and the Company does not intend to offer any liquidity options at this time.

There is currently no public market for the Units and the Company does not currently have plans to develop such a market; however, the Company intends to monitor Investor interest in trading Membership Units and as the number of affiliate offering companies grows, the Parent Company may in its sole discretion elect to develop such a market. There is no guarantee that the Parent Company will ever develop this market. Additionally, the Operating Agreement and Subscription Agreement contain restrictions on the transferability of the Units without the written consent of the Company and require an opinion of counsel satisfactory to the Company that the transfer will not create adverse tax consequences and would not violate federal or state securities laws. Consequently, your ability to control the timing of the liquidation of your investment in the Company will be restricted and you may not be able to liquidate your investment. You should be prepared to hold your Units indefinitely.

Risks Related to the Investment Company Act of 1940.

The Company intends to avoid becoming subject to the Investment Company Act of 1940, as amended (the "1940 Act"). However, under certain conditions, changing circumstances or changes in the law, it may become subject to the 1940 Act in the future. Becoming subject to the 1940 Act could have a material adverse effect on the Company. It is also probable that the Company would be terminated and liquidated due to the cost of registration under the 1940 Act.

The Company may exercise its right to repurchase with regard to the Units.

The Operating Agreement allows for the Company to exercise a right of repurchase, in its sole discretion, with regard to the Units at any time. If the Company exercises this right, then you will no longer be Members of the Company. While the Company will be entitled to exercise this right of repurchase, it has not made any determination to exercise this right of repurchase as of the date hereof, and does not intend to exercise the right of repurchase for so long as the Company remains a going concern.

The Company may exercise its right of repurchase as a result of an Investor's personal conduct or litigation.

The Operating Agreement allows for the Company to exercise a right to repurchase all the Units held by an Investor in the event that such Investor fails to conform its personal conduct to common and accepted standards of good citizenship, conducts itself in a way that reflects poorly upon the Company, or brings any suit, legal action or proceeding against the Company. If the Company exercises this right with regard to the Units held by you, then you will no longer be a member of the Company.

RISKS RELATED TO CERTAIN CONFLICTS OF INTEREST

There are conflicts of interest between the Company, the Parent Company and their affiliates.

Radni Davoodi, Raymond Davoodi, Allen Shayanfekr and Wayne Geffen are principals in the Parent Company which provides asset management and other services to and will receive fees from the Company at prevailing market rates. Prevailing market rates are determined by the Management based on industry standards and expectations of what management would be able to negotiate with a third party on an arm's length basis. All of the agreements and arrangements between such parties including those relating to compensation are not the result of arm's length negotiations. Some of the conflicts inherent in the Company's transactions with the Parent Company and their affiliates, and the limitations on such parties adopted to address these conflicts are described below. The Company, Parent Company, and affiliates will try to balance the Company's interests with their own. However, to the extent that such parties take actions that are more favorable to other entities than the Company, these actions could have a negative impact on the Company's financial performance and, consequently, on distributions to Interest Holders and the value of the Securities.

The interest of the Parent Company, the principals and their other affiliates may conflict with your interests.

The Operating Agreement provides the Parent Company with broad powers and authority which could result in one or more conflicts of interest between your interests and those of the Parent Company, the principals and their other affiliates. This risk is increased by the Parent Company being controlled by Radni Davoodi, Raymond Davoodi, Allen Shayanfekr and Wayne Geffen who anticipate participating directly or indirectly in the Offering and may own substantial percentages of the Class B Membership Units upon completion of the Offering. Potential conflicts of interest include, but are not limited to, the following:

- The Parent Company, the principals and/or their other affiliates may acquire and operate other real estate projects for their own respective accounts, whether or not competitive with the Property;
- The Parent Company, the principals and/or their other affiliates will not be required to disgorge any profits or fees or other compensation they may receive from any other business they own separate from the Company, and you will not be entitled to receive or share in any of the profits, returns, fees or compensation from any other business owned

and operated by the Parent Company, the principals and/or their other affiliates for their own benefit;

- The Company may engage the Parent Company or affiliates of the Parent Company to perform services at prevailing market rates. Prevailing market rates are determined by management based on industry standards and expectations of what management would be able to negotiate with a third party on an arm's length basis;

- The Parent Company, the principals and/or their other affiliates are not required to devote all of their time and efforts to the affairs of the Company; and

- The Parent Company, the principals and/or their other affiliates, and the prospective Investors have not been represented by separate counsel in connection with the formation of the Company, the drafting of the Operating Agreement or the Subscription Agreement, or this Offering.

Certain affiliates of the Company may, from time to time, loan the Company funds to pay third-party costs of the Property and some or all of the proceeds of the Offering or distributions could be used to repay such loans with interest.

In the event that Cash Flow or revenue from the property is insufficient to pay third-party costs, such as accounting fees, real estate taxes, and/or debt service, the Parent Company, the principals and/or their other affiliates may loan the Company the funds necessary to pay such shortfalls on commercially reasonable terms. Proceeds of the Offering or future distributions may be used in whole or in part to repay any such loans, with interest.

RISKS RELATED TO TAXES

There are various federal income tax risks associated with an investment in the Units. Some, but not all, of the various risks associated with the federal income tax aspects of the Offering of which prospective Investors should be aware of are set forth below. The effect of certain tax consequences on an Interest Holder will depend, in part, on other items in the Investor's tax return. No attempt is made herein to discuss or evaluate the state or local tax effects on any prospective Investor. Each prospective Investor is urged to consult the prospective Investor's own tax advisor concerning the effects of federal, state, and local income tax laws on an investment in the Units and on the prospective Investor's individual tax situation.

There are risks related to the Status of the Company for Federal income tax.

The Company has been organized as a limited liability company under the laws of the State of New York. The Company does not intend to apply for a ruling from the Internal Revenue Service (the "IRS") that it will be treated as a partnership for federal income tax purposes, but the Company intends to file its tax returns as a partnership for federal income tax purposes.

Prospective Investors should recognize that many of the advantages and economic benefits of an investment in the Units depend upon the classification of the Company as a partnership (rather than as an association taxable as a corporation) for federal income tax purposes. A change in this classification would require the applicable Company to pay a corporate level tax on its income which would reduce cash available to fund distributions to Interest Holder or for internally funding growth of the Company, prevent the flow-through of tax benefits, if any, for use on Interest Holders' personal tax returns and could require that distributions be treated as dividends, which together could materially reduce the yield from an investment in the Company. In addition, such a change to the Company's tax status during the life of the Company could be treated by the IRS as a taxable event, in which event the Interest Holders could have tax liability without receiving a cash distribution from the Company to enable them to pay such a tax liability. The continued treatment of each Company as a partnership is dependent on present law and regulations, which are subject to change, and on the Company's ability to continue to satisfy a variety of criteria.

Interest Holders may have possible Federal income tax liability in excess of cash distributions.

The Parent Company believes that there is a reasonable basis to assume that the Company will be treated as a partnership for federal income tax purposed and will not be subject to federal income tax. Each Interest Holder will be taxed on the Interest Holder's allocable share of the Company's taxable income, regardless of whether the Company distributes cash to Interest Holders. An interest Holder's allocable share of the Company's cash distributions is subject to federal income taxation only to the extent the amount of such distribution exceeds the Interest Holder's tax basis in the Interest Holder's interest at the time of distribution. Additionally, distributions, which exceed the amount for which an Interest Holder is considered "at-risk" with respect to the activity, could cause a recapture of previous losses, if any. There is a risk that an Interest Holder may not have sufficient basis or amounts "at-risk" to prevent allocated amounts from being taxable. Prospective Investors should be aware that although the Company will use reasonable efforts to make distributions in an amount necessary to pay income tax at the highest effective individual income tax rate on Company's income, the federal income tax on an Interest Holder's allocable share of the Company's taxable income may exceed distributions to such Interest Holder.

Deductibility of employee's salaries and other fees may be challenged.

To be deductible, payments for services must be ordinary and necessary expenses of a trade or business, reasonable in amount, and for services performed during the taxable year in which paid or accrued (or for past, but not future, years' services). The IRS has stated publically that the deduction of fees and syndication costs will receive close scrutiny when returns are audited. If the informational tax return filed annually for federal income tax purposes by a Company is audited, no assurance can be given as to what extent the deductions claimed for these fees will be allowed. Any disallowance by the IRS which is not successfully rebutted will have the effect of increasing the taxable income of an Interest Holder by decreasing the allowable deduction attributed to each Interest Holder for the year in question.

Tax auditing procedures will be under control of the manager.

Any audit of items of income, gain, loss, or credits of a Company will be administered at the partnership level. The decisions made by the manager with respect to such matters will be made in good faith, but may have an adverse effect upon the tax liabilities of the Interest Holder.

Changes in Federal income tax laws and policies may adversely affect Interest Holders.

There can be no assurance that U.S. federal income tax laws and IRS administrative policies respecting the U.S. federal income tax consequences described in this Offering Circular will not be changed in a manner which adversely affects the Units of Interest Holders.

Risks related to tax shelter – Impositions of accuracy-related penalty on underpayments (Code Section 6662).

An Interest Holder who is an individual could be subject to the Internal Revenue Code Section 6662 understatement penalty, if the Interest Holder's federal income tax liability is understated by the greater of $5,000 or ten percent (10%) of the tax shown on the return. In the case of a corporation (other than an S corporation or personal holding company), there is a substantial understatement of income tax for any taxable year if the amount of the understatement for the taxable year exceeds the lesser of (i) ten percent (10%) of the tax required to be shown on the return for the taxable year (or, if greater, $50,000), or (ii) $50,000,000. If applicable, the penalty is equal to twenty percent (20%) of the understatement.

The exceptions to the understatement penalty apply different standards based on whether the item giving rise to the tax understatement resulted from a "tax shelter." The term "tax shelter" is defined to include a partnership if a significant purpose of such partnership is the avoidance or evasion of federal income tax. The Parent Company believes that there is a reasonable basis to assume that the Company should not be classified as a tax shelter for purposes of the understatement penalty. If a tax shelter does exist, the understatement penalty will not be reduced even with adequate disclosure on the Interest Holder's tax return.

Risks related to disclosure of "reportable transactions" and related penalties.

Pursuant to the regulations under Code section 6011, taxpayers are required to disclose with their tax return certain information for each "reportable transaction" in which the taxpayer participates. The disclosure is on Form 8886 Reportable Transaction Disclosure Statement filed with the taxpayer's income return for each year which the taxpayer participates in a reportable transaction, with a copy to the Office of Tax Shelter Analysis ("OTSA") in Washington, D.C. for the first taxable year for which the transaction is disclosed.

Reportable transactions fall into six categories: listed transactions (transactions that the IRS has determined to be a tax avoidance transaction and identified by published guidance), confidential transactions, transactions with contractual protection, loss transactions, transactions with significant book-tax differences, and transactions involving a brief asset holding period.

Pursuant to Code Section 6111, each material advisor is required with respect to any reportable transaction to make a return of (i) information identifying and describing the transaction; (ii) information describing any potential tax benefits expected to result from the transaction; and (iii) other information as the Secretary may prescribe. A "material advisor" is defined as any person who (i) provides material aid, assistance, or advice with respect to organizing, managing, promoting, selling, implementing, insuring or carrying out any reportable transaction; and (ii) directly or indirectly derives gross income in excess of

$250,000 ($50,000 in cases involving a reportable transaction of which all of the tax benefits are provided to natural persons) or another amount as prescribed by the IRS.

A material advisor with respect to any reportable transaction is also required to maintain a list identifying each person with respect to whom the advisor acted as a material advisor with respect to the transaction.

Code Section 6662A – Imposition of Accuracy-Related Penalty on Understatements with Respect to Reportable Transactions, provides that a 20-percent accuracy-related penalty may be imposed on any reportable transaction understatement. In addition, a higher 30-percent penalty applies to a reportable transaction understatement if a taxpayer does not adequately disclose, in accordance with regulations prescribed under Code Section 6011, the relevant facts affecting the tax treatment of the item giving rise to the reportable transaction understatement.

Code Section 6707A – Penalty For Failure To Include Reportable Transaction Information With Return, imposes a penalty of $10,000 on natural persons who fail to include on any return or statement any information with respect to a reportable transaction that is required under Code section 6011. All other taxpayers are subject to a $50,000 penalty for the same time of violation. For failures with respect to listed transactions, the penalty is increased to $100,000 for natural persons and $200,000 for all other tax payers.

These penalties are effectively automatic and apply even if there is no understatement of income.

IN VIEW OF THE FOREGOING, IT IS ABSOLUTELY NECESSARY THAT EACH AND EVERY PROSPECTIVE INVESTOR CONSULT WITH THE PROSPECTIVE INVESTOR'S OWN ATTORNEYS, ACCOUNTANTS AND OTHER PROFESSIONAL ADVISORS AS TO THE LEGAL, TAX, ACCOUNTING, AND OTHER CONSEQUENCES OF AN INVESTENT IN THE UNITS.

PURSUANT TO INTERNAL REVENUE SERVICE CIRCULAR NO. 230, BE ADVISED THAT ANY FEDERAL TAX ADVICE IN THIS COMMUNICATION, INCLUDING ANY ATTACHMENTS OR ENCLOSURES, WAS NOT INTENDED OR WRITTEN TO BE USED, AND IT CANNOT BE USED BY ANY PERSON OR ENTITY TAXPAYER, FOR THE PURPOSE OF AVOIDING ANY INTERNAL REVENUE CODE PENALTIES THAT MAY BE IMPOSED ON SUCH PERSON OR ENTITY. SUCH ADVICE WAS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTION(S) OR MATTERS(S) ADDRESSED BY THE WRITTEN ADVICE. EACH PERSON OR ENTITY SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

SPECIAL NOTES REGARDING FORWARD-LOOKING STATEMENTS

This Offering Circular, including the sections entitles "The Company," "Risk Factors," "Business and Properties," "Offering Price Factors" and "Use of Proceeds", contains forward-looking statements. In some cases you can identify these statements by forward-looking words such as "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "could," "would," "project," "plan," "expect" or the negative or plural of these words or similar expressions. These forward-looking statements include, but are not limited to, statements concerning the Company, risk factors, plans and projections.

You should not rely upon forward-looking statements as predictions of future events. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in "Risk Factors." In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this Offering Circular may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

Except as required by law, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publically any forward-looking statements for any reason after the date of this Offering Circular to conform these statements to actual results or to changes in our expectations.

You should read this Offering Circular and the documents that we reference in this Offering Circular and have filed with the Securities and Exchange Commission as exhibits to the Form 1-A of which this Offering Circular is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances maybe materially different from what we expect.

DESCRIPTION OF THE COMPANY'S BUSINESS

Overview

The Company is a limited liability company formed in the State of Delaware that intends to develop and manage the fee simple real estate located at 345 Lenox Road, Brooklyn New York 11226 (the "Property"). The primary purpose of the Company is to acquire, own, hold, renovate, develop, redevelop, construct, lease manage, operate, mortgage, sell and otherwise dispose of the Property as needed, which consists of a vacant lot with approved plans for a 22 unit 7 story luxury condominium building (Gross Building Square Feet is 28,750). Amenities include full lobby, gym, and owner lounge on first floor. Floor plans are available upon request. The Property is located in a fantastic location approximately 100 feet away from Kings County hospital and SUNY Downstate Medical Center and located a few hundred feet from the 2 and 5 train which offer a 20 minute commute to Manhattan.

The Company is party to an agreement to fund the development of the Property estimated at $7,800,000. The proceeds of this Offering, along with the equity of the Developer and the Developer's personal guarantee, will be used as leverage for a construction loan covering the remaining balance of the development ($5,400,000). In the event that the proceeds received in this Offering are insufficient to develop the Property, the Managers and/or one or more of their affiliates may loan or obtain a loan for the

Company necessary to consummate the transaction on commercially reasonable terms. Proceeds of this Offering may be used in whole or in part to repay any such loans to the Company, with interest.

Key Property Strengths

- Property is located in the burgeoning Prospect Lefferts Gardens neighborhood of Brooklyn.
- Property is located 3 lots down from a previous project developed by the Developer (337 Lenox Road).
- This area has seen a good deal of gentrification in the last several years. While land values have doubled in the last 6 or 7 years, they are still very reasonable in comparison to other prime Brooklyn neighborhoods.
- Proximity to medical Hospital and businesses provide for overturn of units.
- Property is located in close proximity to the new Barclays Nets stadium and other parts of downtown Brooklyn have seen a tremendous surge in demand and prices.

Key Financial Projections

- Projected $2,927,550 profit margin based on a total development cost of $7,800,000 and eventual net sale of $10,727,550.
- Growing local real estate market in Lefferts Gardens.

Prior to entering the Agreement with Lenox Platinum, LLC, Sharestates I, LLC executed due diligence in researching the Developer's figures, projections, property location, and building plans. The Developer has already demolished the preexisting structure and carried the project through present day while obtaining approved plans and designs. The size, location and shape of the lot, together with zoning considerations and neighborhood markets, make the space excellent for a luxury condominium development project of this magnitude. The breakdown of the development cost is as follows:

Total project cost:	**$7,800,000**
Land with approved plans:	$1,050,000
Total hard costs:	$5,200,000
Total soft costs:	$1,075,000
Interest reserve:	$475,000

Hard cost

Demolition:	$50,000
Excavation, footings, foundation including shoring & underpinning:	$400,000
Structural steel/structural masonry including stairs, decking, balconies block work in basement all the way up to the	$1,150,000

roof:

Water/sewer main & water meter	$50,000
Light weight concrete for floors including basement slab/sidewalk, & driveway ramp:	$180,000
Elevator for 7 stories:	$220,000
Plumbing/sprinkler including fixtures Standpipe:	$575,000
Electric (labor & material):	$225,000
Air conditioning & venting:	$225,000
Interior framing, doors/molding/paint cabinets, carpentry/tiling/flooring/insulation Sheetrock (includes apartments, lobby hallways, lounge, gym, and outdoor recreational area:	$850,000
Roofing (including terraces & courtyard):	$70,000
Windows/ balcony doors/garage door, storefront $ vestibule doors/skylights glass railing for balconies:	$125,000
Fire alarm/video intercom/security system/video doorman:	$75,000
Appliances for apartments; washer/dryers and appliances for 1st floor lounge:	$85,000
Spray on fireproofing and fire stopping:	$50,000
Waste compactor:	$50,000
Construction debris removal:	$50,000
	$520,000

Hard cost contingency:	
General conditions:	$250,000
Total Hard costs	**$5,200,000**
Soft Costs	
Architect Fee/engineer	$131,500
Structural engineer	$60,000
MEP engineer	$30,000
Expeditor	$20,000
Developer Fee	$260,000
421A Consultant	$25,000
Marketing	$5,000
Survey/boring	$5,000
Insurance-Builder's risk / All risk	$50,000
R/E taxes/Water & sewer (24 months)	$15,000
Title/Mortgage recording tax (2.8%)	$151,200
Title additional costs	$30,000
Bank commitment fee	$54,000
Appraisal report (2 reports)	$15,000
Environmental reports	$2,500
Bank engineer	$4,000
Monthly Bank inspections	$20,000
Permits/Misc fees	$10,000
Bank legal fee	$18,000
Developer legal & accounting	$5,000
Condo plan	$50,000
Broker fee	$36,000
Subtotal	$997,200
Contingency (7.5%)	$77,800
Total soft costs	$1,075,000

Projected revenue from Corcoran analysis **$10,727,550**

Total project cost **$7,800,000**

Total projected profit **$2,927,550 (40% to Sharestates I LLC)**

The Condominium Units will be offered for sale by the Corcoran Real Estate Group. Marco Auteri will take the lead in marketing the units for sale. Marco Auteri has been involved in all facets of real estate over the course of many years, accumulating knowledge in the areas of investing, construction, mortgages, development and residential sales. His expansive knowledge, invaluable expertise and analytical market approach benefit his clients tremendously, and ensure the best results.

Marco specializes in representing developers in downtown Brooklyn. He possesses not only an excellent selling ability, but a proven skill set that helps clients successfully market and sell out their projects. Marco works closely with developers before the marketing even begins, advising on everything from building types to layouts and finishes. Once the project is underway, he brings deals to an expedient close, guiding buyers through every step of the transaction process, and collaborating with lenders to get financing in place.

Projected pricing is as follows:

Unit	*Beds/Baths*	*Gross SqFt*	*Gross $/SqFt*	*Price*	*Net proceeds after sales commission and closing*	*Unit cost based on total project cost*
2A	2/2	1233	$433.90	$535,000.00	$497,550.000	$361,769
2B	2/2 Terrace	1233	$433.90	$535,000.00	$497,550.000	$361,769
2C	1/1 Terrace	849	$441.70	$375,000.00	$348,750.000	$253,576
2D	2/2 Terrace	1233	$437.96	$540,000.00	$502,200.000	$365,150
3A	2/2 Terrace	1233	$437.96	$540,000.00	$502,200.000	$365,150
3B	1/1 Terrace	849	$447.59	$380,000.00	$353,400.000	$256,957
3C	1/1 Terrace	849	$447.59	$380,000.00	$353,400.000	$256,957
3D	2/2 Terrace	1233	$442.01	$545,000.00	$506,850.000	$368,531
4A	2/2 Terrace	1233	$442.01	$545,000.00	$506,850.000	$368,531
4B	1/1 Terrace	849	$453.47	$385,000.00	$358,050.000	$260,338
4C	1/1 Terrace	849	$453.47	$385,000.00	$358,050.000	$260,338
4D	2/2 Terrace	1233	$446.07	$550,000.00	$511,500.000	$371,912
5A	2/2 Terrace	1233	$446.07	$550,000.00	$511,500.000	$371,912
5B	1/1 Terrace	849	$459.36	$390,000.00	$362,700.000	$263,719
5C	1/1 Terrace	849	$459.36	$390,000.00	$362,700.000	$263,719
5D	2/2 Terrace	1233	$450.12	$555,000.00	$516,150.000	$375,293
6A	2/2 Terrace	1233	$450.12	$555,000.00	$516,150.000	$375,293
6B	1/1 Terrace	849	$465.25	$395,000.00	$367,350.000	$267,100
6C	1/1 Terrace	849	$465.25	$395,000.00	$367,350.000	$267,100

6D	2/2 Terrace	1233	$454.18	$560,000.00	$520,800.000	$378,674
7A	3/2 Terrace	1656	$492.15	$815,000.00	$757,950.000	$551,105
7B	3/2 Terrace	1656	$492.15	$815,000.00	$757,950.000	$551,105
Total/Avg		**24516**	**$452.35**	**$11,115,000.00**	**$10,336,950.000**	**$7,515,994**

Unit	Desciption	Price		
PS1	Parking	$40,000.00	$37,200.00	$27,048
PS2	Parking	$40,000.00	$37,200.00	$27,048
PS3	Parking	$40,000.00	$37,200.00	$27,048
PS4	Parking	$40,000.00	$37,200.00	$27,048
PS5	Parking	$40,000.00	$37,200.00	$27,048
PS6	Parking	$40,000.00	$37,200.00	$27,048
PS7	Parking	$40,000.00	$37,200.00	$27,048
PS8	Parking	$40,000.00	$37,200.00	$27,048
ST1	Storage unit	$10,000.00	$9,300.00	$6,762
ST2	Storage unit	$10,000.00	$9,300.00	$6,762
ST3	Storage unit	$10,000.00	$9,300.00	$6,762
ST4	Storage unit	$10,000.00	$9,300.00	$6,762
ST5	Storage unit	$10,000.00	$9,300.00	$6,762
ST6	Storage unit	$10,000.00	$9,300.00	$6,762
ST7	Storage unit	$10,000.00	$9,300.00	$6,762
ST8	Storage unit	$10,000.00	$9,300.00	$6,762
ST9	Storage unit	$10,000.00	$9,300.00	$6,762
ST10	Storage unit	$10,000.00	$9,300.00	$6,762
Total/Avg		**$420,000.00**	**$390,600.00**	**$284,005**
Grand Total			**$10,727,550.00**	**$7,799,999**

Rental Fallback Scenario:	
Gross rentals:	**$ 738,600**
Building Expenses:	
Super visiting	$ 15,000
Common electric/gas	$ 18,000
Water/sewer	$ 8,000
Management	$ 15,000
Materials	$ 5,000
Insurance	$ 6,000
Accounting	$ 1,000
Service contracts-elevator, sprinkler	
Snow removal, etc.	$ 6,000
Taxes	$ 9,000
Building vacancy factor 5%	$ 36,930

Total expenses	$ 119,930
Net income	$ 618,670
Cap Rate	8%

For a full overview of the construction loan terms please see Exhibit 6 attached hereto. Exhibit 6 is the term sheet provided by our anticipated lender.

Market Context

Brooklyn is the most populous of New York City's five boroughs, with nearly 2.6 million residents, and the second-largest in area with over 70 square miles. Brooklyn is now the most populous county in New York State and the second-most densely populated county in the United States, after New York County (Manhattan). The borough is situated at the southwestern end of Long Island and is bounded on the north and east by the borough of Queens, on the south by Lower New York Bay, the Atlantic Ocean and Jamaica Bay and on the west by the East River, Upper New York Bay and the Narrows which separates it from the borough of Staten Island. Brooklyn was an independent city until its consolidation with New York City in 1898. The Borough's 30 neighborhoods continue to maintain a distinct culture, independent art scene, and unique architectural heritage.

Brooklyn has close to 1 million housing units and will continue to grow at a projected 1.85% over the next 5 years. The median household's income is $43,342. Rental vacancy rates are low at a rate of approximately 1.28% and are still falling, which will drive up rents. The average residential rent in Brooklyn is approx. $3,035/month which is an 8.2% jump from July 2012 according to a report from Douglas Elliman. Brooklyn luxury units - those priced at the top 10% of the market - led the surge, with the average rent in this segment hitting $6,007, up 8.8%. The Douglas Elliman report tracks the north and northwest regions of the borough, which includes neighborhoods such as Greenpoint, Williamsburg, Cobble Hill and Brooklyn Heights.

Brooklyn's easy commute into Manhattan with its many subway lines along with numerous amenities and attractions make it a very appealing location for many New York residents. Brooklyn is the lone borough in which non-regulated apartments outnumber rent-stabilized units. The borough has seen a significant number of new luxury residential rental and condo developments over the last few years particularly in neighborhoods such as Williamsburg, Greenpoint, Dumbo, Downtown Brooklyn and Park Slope. Neighborhoods such as Bedford Stuyvesant, Sunset Park, Brownsville, Bushwick, and Crown Heights are no longer secondary markets; they are now looked at as extremely opportunistic areas.

New York employment market is ranked 3rd in the country. Apartment vacancy rates in the Northeast are the lowest in the country and during the last two recessions; New York residential market experienced less than 1.0% annual market rent decreases. Inventory in Brooklyn is expected to be tight with only approximately 725 new construction units entering the market in 2012. The strength of the NYC economy means more college graduates migrate to NYC from rest of the country for jobs. Quite often, their rental apartment in Brooklyn becomes their first New York City home. These trends, coupled with a very tight inventory of new construction rental units, caused rental rates to increase considerably in the last couple of years.

Neighborhood Information

East Flatbush borders are highly subjective, its northern border is roughly at Empire Boulevard and East New York Avenue east of East 91st Street, its southern border is in the vicinity of the LIRR Bay Ridge Branch, its eastern border is roughly at East 98th Street and its western border is roughly at New York Avenue. East Flatbush is home to three major hospitals, Kings County Hospital, SUNY Downstate Medical Center, and Kingsbrook Jewish Medical Center. In summer 2006, the City of New York renamed a portion of Church Avenue from Remsen Avenue to East 98th Street in East Flatbush as *Bob Marley Boulevard.* East Flatbush is patrolled by the NYPD's 67th Precinct. As of the 2000 U.S. Census, there are 84,498 people living in East Flatbush, with 29,242 housing units. East Flatbush generally is very similar in nature to neighboring Flatbush; so much so that some consider the two neighborhoods to be the same community. East Flatbush, along with Prospect-Lefferts Gardens, is part of Community Board 17. The total population is over 140,000 residents among 3.4 square miles. Median income in Community Board 17 is approximately $44,563 as of 2010.

The Parent Company

Sharestates, LLC, is the Company's Parent Company and managing owner. The Parent Company is located at 11 Middle Neck Road Suite 400A, Great Neck New York 11021 and has telephone number (212) 201-0750. The members and managers of the Parent Company are Radni Davoodi, Raymond Davoodi, Allen Shayanfekr and Wayne Geffen.

The Parent Company is a development stage company that was formed on August 9, 2013, as a Delaware limited liability company. The purpose of the Parent Company is to be engaged in any lawful activity as is permitted under Delaware Limited Liability Company Law. The Company shall restrict its business to three purposes.

1. Creating, operating and marketing the idea of a web domain and intellectual property of www.Sharestates.com ("The Website"). The Website will operate to allow for members of the real estate community (more specifically, Sellers, Buyers, Principals, and Brokers & Investors) to network with one another. Furthermore, the Website will provide its registered users with the opportunity to view, examine, and invest in various Real Estate Syndications as they become available; and
2. The company will, from time to time, create and manage new LLCs ("Offering Companies"). These new LLCs will be subsidiary branches built for the purpose of operating and maintaining individual parcels of real estate. Each LLC will operate separately and independently of its affiliates; and
3. The Company will manage the Interest Holders of the Company and other Offering Companies by overseeing the sale of Units, if any, and by managing distributions to Interest Holders using its proprietary software.

Other rights and responsibilities associated with the ownership of Class A Membership Units may be outsourced. The Parent Company has not received any fees to date. The Parent Company's fee schedule is as follows:

- Sale of the Property: 1% of the price of the Property
- Development of the Property: 1% of total development costs, including the acquisition of the Property
- Leasing of the Property: (A) 3% of base rent of initial term, and (B) 1% of base rent of renewal term
- Asset Management: 1% of the cash investment in the Property per
- Refinancing: 1% of the amount of any refinancing of the Property
- Guaranty Fee (Non-Recourse): 1% of the principal amount of any non-recourse loan
- Guaranty Fee (Recourse): (A) 1% of the principal amount of any recourse loan, and (B) 1% of the full loan amount.

The Company has no employees and does not plan to hire any employees in the next twelve months. Furthermore, the Parent Company may engage affiliates for other real estate related services not covered under this fee schedule. Atlantis National Services, an affiliate owned by Radni and Raymond Davoodi, may be engaged for title insurance and other related services. The Guaranty Fee, both recourse and non-recourse, are paid to the Parent Company in order to compensate it for assuming direct economic risk related to the loan. Both Guaranties are described in the Operating Agreement.

Management of the Property

The Property is currently vacant and the Company currently has no source of revenue. The Company plans to leverage the proceeds of this Offering together with the Developer's equity and personal guarantee to obtain a construction loan for $5,400,000. The sum of $7,800,000 will be used to develop the Property into a 22 unit 7 story luxury condominium building after which the condominium units will be sold. If the units do not sell within a reasonable time, they will be rented according to the rental fallback provisions discussed above. The Developer recently built another condominium building 3 lots down from 345 Lenox Road in 2010. The Developer is familiar with many community board active residents on a personal level. Having that support and those relationships with community board members is a huge asset to any developer taking on a sizable project in an area like this. When the Developer made the decision to develop 337 Lenox Road 6 years ago, it was based on the premise that the hospital employees (doctors, nurses, staff etc.) would account for a good portion of potential buyers of the condo units. While some units were sold to hospital staff, the majority of buyers bought in that location and building as a result of being priced out of more expensive areas of Brooklyn. 337 Lenox Road was sold out in the midst of the severe economic downturn of 2009/2010.

Regulation

The Company's business practices and the Property are regulated by numerous federal, state, and local authorities, including but not limited to the following:

U.S. State and Federal Securities Laws
The Class B Membership Units offered hereby are "securities," as defined in the Securities Act and state securities laws. The Securities Act provides, among other things, that no sale of any securities may be made except pursuant to a registration statement that has been filed with the US Securities and Exchange Commission (the "SEC"), and has become effective, unless such sale (or the security sold) is specifically exempted from registration. State securities laws have analogous provisions.

The Class B Membership Units being offered hereby have not been registered under the Securities Act. Neither the SEC nor any state securities commission or regulatory authority approved, passed upon or endorsed the merits of this offering. The offering and proposed sale of Class B Membership Units described herein shall be made pursuant to an exemption from registration with the SEC pursuant to Regulation A, and shall only be offered in states in which the registration of the offer and sale of the securities has been declared effective.

Environmental Regulations
Federal, state and local laws and regulations impose environmental controls, disclosure rules and zoning restrictions that directly impact the management, development, use, and/or sale of real estate. Such laws and regulations tend to discourage sales and leading activities with respect to some properties, and may therefore adversely affect us specifically, and the real estate industry in general. Our failure to uncover and adequately protect against environmental issues in connection with the target purchase of real estate may subject us to liability as buyer of such property or asset. Environmental laws and regulations impose liability on current or previous real property owners or operators for the cost of investigating, cleaning up or removing contamination caused by hazardous or toxic substances at the property. The Company may be held liable for such costs as a subsequent owner of the Property. Liability can be imposed even if the original actions were legal and the Company had no knowledge of, or were not responsible for, the presence of the hazardous or toxic substances. Further, the Company may also be held responsible for the entire payment of the liability if it is subject to joint and several liability and the other responsible parties are unable to pay. The Company may also be liable under common law to third parties for damages and injuries resulting from environmental contamination emanating from the site, including the presence of asbestos containing materials. Insurance for such matters may not be available. Additionally, new or modified environmental regulations could develop in a manner that could adversely affect us.

Certain laws and regulations govern the removal, encapsulation or disturbance of asbestos containing materials ("ACMs"), when those materials are in poor condition or in the event of building renovation or demolition, impose certain worker protection and notification requirements and govern emissions of and exposure to asbestos fibers in the air. These laws may also impose liability for the release of ACMs and may enable third parties to seek recovery against the Company for personal injury associated with ACMs.

Americans with Disabilities Act
Under the Americans with Disabilities Act (the "ADA"), all places of public accommodation are required to meet certain federal requirements to access and use by disabled persons. The Property must comply with the ADA to the extent that they are considered "public accommodations" as defined by the ADA. The ADA may require removal of structural barriers to access by persons with disabilities in public areas of the Property where such removal is readily achievable. We believe that our Property are or will be in substantial compliance with the ADA and that we will not be required to make substantial capital

expenditures to address the requirements of the ADA after completion of redevelopment, if any. In addition, we will continue to assess our compliance with the ADA and to make alterations to the Property as required.

Other Laws and Regulations
The Company is required to operate the Property in compliance with fire and safety regulations, building codes and other land use regulations, as they may be adopted by governmental agencies and bodies and become applicable to our Property. It is also required to comply with labor laws and laws which prohibit unfair and deceptive business practices with consumers. The Property is also subject to a variety of local, state and federal statutes, ordinances, rules an regulations concerning fair housing and real estate transactions in general. These laws may result in delays if the Property is re-developed. Additionally, these laws might cause the Company to incur substantial compliance and other costs. The Company may be required to make substantial capital expenditures to comply with those requirements and these expenditures could have a material adverse effect on its ability to pay dividends to shareholders at historical levels or at all.

USE OF PROCEEDS

The maximum gross proceeds to the Company from the sale of Units are $1,930,000, or such higher amount as may be accepted by the Company. The Company expects net proceeds after offering expenses to be $1,920,000. Expenses of the Offering are estimated to be approximately $10,000. Net proceeds generated from this Offering will be used (i) obtain a construction loan in the amount of $5,400,000, (ii) establish construction contingencies, and (iii) finance the development of the Property.

All subscription funds that are accepted shall be deposited directly into a segregated bank account owned by the Company at its bank, Bank of America. Subscription funds placed in the Company's account may only be accepted by the Company in accordance with the Subscription Agreement between the Company and each subscriber of Units (attached as Exhibit 4). The Company may return any funds it receives if it decides that it will not accept an Investor's subscription for Units. Additionally, the Company may reduce the size of the subscription or only partially fulfill a subscription with the unfulfilled portion still held in its bank account if fulfilling the full subscription amount would cause it to make a distribution in excess of $1,930,000. If the Offering is over-subscribed, no additional funds over $1,930,000 will be accepted. While the Units are not offered on an "all or none" basis, this Offering shall terminate on the date that the maximum amount of $1,930,000 is raised, or, if an amount less than $1,930,000 is raised, upon the earlier of (1) on year after the effective date of the Offering Circular or (2) a date prior that is so determined by the Parent Company (the "Offering Period").

As illustrated in the table below, net proceeds of this Offering will be used to: (The numbers reflected in this item are estimates).

ITEM	If Maximum Sold Amount	Order of Priority If The Maximum is Raised (1 being the highest; 4 being the lowest)	Order of Priority If Less Than Maximum is Raised(1 being the highest; 4 being the lowest)	As a % of the Total Offering
Total Proceeds:	$1,930,000			100%
Legal & Accounting:	$6,000	2	2	0.31%
State Fees:	$4,000	1	1	0.21%
Net Proceeds from Offering:	$1,920,000			
Use of Net Proceeds:				
Contingency	$80,000	4	4	4.14%
Construction	$1,840,00	3	3	95.3%

DETERMINATION OF THE OFFERING PRICE

The offering price has been arbitrarily determined by the Parent Company and may not bear any relationship to assets acquired or to be acquired or the book value of the Company or any other established criteria or quantifiable indicia for valuing a business. Neither the Company nor the Parent Company represents that the Units have or will have a market value equal to their offering price or could be resold (if at all) at their original price.

DILUTION

Our net tangible book value as of December 31, 2012 is approximately $0.00. Net tangible book value per Unit is determined by dividing our total tangible assets, less total liabilities, by the membership interests outstanding. Dilution in net tangible book value per percentage interest represents the difference between the amount per percentage interest paid by purchasers of the Units in this Offering and the net tangible book value per percentage interest immediately after this Offering.

After giving effect to the sale of 19,300 Units (representing 89.99% of the membership interests outstanding) in this Offering at the offering price of $100 per Unit, and after deducting the estimated offering expenses payable by us, our as adjusted net tangible book value as of December 5, 2013 would be approximately $1,920,000, or $89.53 per membership interest. This represents an immediate increase in net tangible book value of approximately $192,041.00 to the Class A member (or approximately $89.53 per class A Membership Unit), and an immediate decrease in net tangible book value of approximately $202,041.00 to new Investors purchasing Units in the Offering (or approximately $10.47 per Class B Membership Unit).

Pre-Offering Equity Summary	
Current Total Stockholders' Equity	$150.00
Current Class A Stockholders Equity	$150.00
Units outstanding prior to offering	2,145
Book value per Unit	$0.00
Offering Equity Adjustment	
Proceeds after offering	$1,920,000.00
Current Total Stockholders' Equity	$150.00
Adjusted net tangible book value	$1,920,000.00
Post-Offering Units	
Number of Class A Membership Units	2,145
Number of Class B Membership Units	19,300
Number of Units Total	21,445
Post-Offering Book Value per Unit	
Book value per Class A Membership Unit	$89.53
Book value per Class B Membership Unit	$89.53
Post-Offering Book Value	
Book value to the Class A Member	$192,041.00
Book value to the Class B Members	$1,727,929.00
Post-Offering Change in Book Value per Unit	
Increase per Class A Membership Unit	$89.53
Decrease per Class B Membership Unit	$10.47
Post-Offering Change in Book Value	
Increase in book value for Class A	$192,041.00
Decrease in book value for Class B	$202,041.00

The Company calculated the decrease in book value to the Class B Members as follows: Offering Price x Number of Class B Membership Units – Post-Offering Book Value per Class B Membership Unit x Number of Class B Membership Units = ($100 x 19,300) – ($89.53 x 19,300) = $1,727,929.

The above discussion and calculations are based on (i) Class A Membership Units representing 100% of the issued and outstanding membership interests of the Company as of the date of this Offering Circular, and (ii) Class A Membership Units and Class B Membership Units representing 10.01% and 89.99% respectively, of the issued and outstanding membership interests of the Company following the Offering. We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to Interest Holders.

CAPITALIZATION

The following reflects the capitalization of the Company as of the most recent balance sheet date. The table is not adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancing.

Member Equity: $150.00
Total Capitalization: $150.00

DISTRIBUTIONS

The following is a description of the material terms of the Offering relating to distributions to all members of the Company including Investors described in the Company's Operating Agreement. This description is not complete and is qualified in its entirety by reference to the Company's Operating Agreement which is attached as Exhibit 3 to this Offering Circular. Prospective Investors should consult the Operating Agreement for a complete description of the terms upon which distributions are to be made. In addition, prospective Investors should read the section entitled "Forward-Looking Statements" and "Risk Factors" for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in or business.

General

We do not intend to make any cash distributions to Investors until such time as we have made payment of all liabilities, including, without limitation, the replenishment or creation of cash reserves. These cash reserves will function as an equity bubble in the event of tenant abandonment or the inability to meet the Company's liabilities for any other reason. Due to the inherent risk of real estate management and development, we cannot ensure that we will make any cash distributions, and even if we do, we can give no assurance about the amount and timing of such distributions.

The term "Cash Flow", as defined in the Company's Operating Agreement attached as Exhibit 3, means all cash funds derived from operations of the Company (including interest received on reserves), less cash funds used to pay current operating expenses, including fees due to the Parent Company and to pay or establish reasonable reserves for future expenses, debt payments, capital improvements, and replacements as determined by the Parent Company; and in connection with the sale, conveyance, assignment or transfer of the Company or any of its assets, or in connection with the dissolution or winding up of the Company, less cash funds used to pay the costs of the transaction in question, including fees due to the Parent Company, or all final costs, expenses and indebtedness of the Company. Cash Flow shall be increased by the reduction of any reserve previously established.

All Cash Flow will be distributed and applied by the Company in the following order of priority (i) to the payment of all debts and liabilities of the Company then due and payable, excluding all debts and liabilities due to any Interest Holder; then (ii) to the payment, on a pro-rata and pari passu basis, of any outstanding principal amount of any loan made by any Interest Holder; then (iii) to the Interest Holders on a pari passu basis in proportion to their percentage interests with a return of invested capital in the event of a sale.

Recoupment of Member Loans
If any member, including an Investor, had provided funds to the Company on behalf of another member pursuant to a capital call by the Managing Company, then such loan shall bear interest at 15% per annum. We intend to make cash distributions to the lending member(s) from Cash Flow distributable to the non-contributing member(s). Such distributions are to be made only after the payment of the Company's debts and liabilities.

Recoupment of Investment
In the event the Property is sold, refinanced, or otherwise liquidated, distributions will occur in the following order. After the payment of debts and liabilities, and principal and interest of member loans, we intend to make cash distributions to all Interest Holders until their total investment shall have been fully repaid on a pari passu and pro-rata basis.

Distribution of Profits
Following the Offering, and subject to possible dilution, Class B members in aggregate will be entitled to distributions on a pro-rata basis of 89.99% of the Cash Flow if any such distributions are available after the payment of debts and liabilities, and principal and interest of member loans are distributed.

Distributions of Cash Flow after the payment of debts and liabilities, and principal and interest of member loans, if any, for each class of the Company's membership interests following this Offering, assuming that all Units are sold:

Member	Class of Membership Interest	% of Distribution of Cash Flow Before Offering	% of Distribution of Cash Flow After Offering
Sharestates, LLC	A	100	10.01%
Investors	B	0	89.99%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATON

The following discussion and analysis should be read in conjunction with the section entitled "Description of the Company's Business" which is included in this Offering Circular. The discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including, but not limited to, those set forth under "Risk Factors" and elsewhere in this Offering Circular.

Overview

The primary purpose of the Company is to acquire, own, hold, develop, construct, lease, manage, operate, mortgage, sell and otherwise dispose of the Property. We recently entered into an agreement with the Developer to participate in the construction and development of the Property. The beneficial owner of our Class A Membership Units, and Parent Company of the Company, is Sharestates LLC. Since inception, Sharestates LLC has made capital contributions to the Company of $150.00 in the form of a loan (the "Initial Capital Contributions") and collaborated to launch this project in exchange for the Class A membership Units it received. The Company used these Initial Capital Contributions to fund the startup costs associated with the Company.

Radni Davoodi, Raymond Davoodi, Allen Shayanfekr and Wayne Geffen are affectively the managers of Sharestates LLC, and Sharestates I LLC. Through entities that they control, Radni Davoodi, Raymond Davoodi, Allen Shayanfekr and Wayne Geffen intend to enter into related party agreements in the future where significant conflicts of interest may exist. The interest of the Parent Company (Sharestates LLC), and the Company (Sharestates I LLC), and the managers (Radni Davoodi, Raymond Davoodi, Allen Shayanfekr and Wayne Geffen) could result in decisions adverse to the Company's members and their decisions may negatively impact the value of your investment. However, the managers intend to act in good faith and fair practice in providing Investors with distributions in accordance with the Operating Agreement and the statements herein. See "Risks Related to Certain Conflicts of Interests."

Plan of Operation

We are a startup, development stage Company that has had no revenues. We entered an agreement with Lenox Platinum, LLC, to fund the development of the Property located at 345 Lenox Road, Brooklyn NY, 11226. The funds raised in this Offering will be used in tandem with the Developers personal guarantee to leverage a construction loan from Banco Pupular in the amount of $5,400,000.00. If a loan from Banco Pupular is not available, the Company could raise the additional capital in a follow-up offering or borrow the necessary funds from another party, such as from management or the company's members.

Capital Resources and Liquidity

Since the Company's inception, the Company raised funds by accepting a loan from Sharestates LLC. This money was utilized for certain startup costs and ongoing operating capital. As of December 5, 2013, we have no assets or liabilities. As of the date of this Offering Circular, the current funds available to the Company will not be sufficient to fund the expenses related to this Offering, but the Developer has agreed to bear the cost of this Offering. However, there is no contract or written agreement in place for such funds with our Developer. Pursuant to the Section titled "Use of Proceeds," if the Company is unable to raise enough funds to cover the expenses related to this Offering, it will not be able to establish a development contingency reserve for the Company in anticipation of future development of the Property, or pay certain legal fees in connection with the ongoing filings for the Property.

Financing

In the future, we may need to raise additional capital through the issuance of additional membership interest. If we issue additional membership interests, our then-existing members may face substantial dilution. In addition to diluting our then-existing members, we may be obligated to pay a substantial amount of regular income to future investors, which would reduce our cash available for working capital and development of the Property.

Currently, we do not have any commitments for any financing, for the sale of membership interests, or any other method of financing, and we can provide no assurance to Investors that we will be able to obtain any financing when required on commercially reasonable terms or at all. The only cash immediately available to us will be the proceeds of this Offering and current loan from our Parent Company.

Quantitative and Qualitative Disclosures about Market Risk

Market risk includes risks that arise from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices, and other market changes that affect market sensitive instruments. In pursuing our business strategies, the primary market risk which we expect to be exposed to in the future is interest rate risk. We may be exposed to interest rate changes primarily as a result of any debt we may incur. We expect that some of our future debt may have variable interest rates. We may use interest rate caps to manage our interest rate risk relating to our variable rate debt.

LEGAL PROCEEDINGS

We are currently **NOT** a party to any legal proceedings.

MANAGEMENT

Radni Davoodi, Raymond Davoodi, Allen Shayanfekr and Wayne Geffen are the beneficial owners of all of the membership interests of our Parent Company, Sharestates LLC, and are its managers. As managers, they are to make all decisions with regard to the operation of our Parent Company. See the Section titled "The Manager," which appears in the Section entitled "Description of the Company's Business." Radni Davoodi and Raymond Davoodi, brothers, are also the owners, operators, and principals of Atlantis National Services (A National Title Insurance Agency) and Ameristract Title Insurance Company (A New York Title Insurance Underwriter). Wayne Geffen is also the Managing Member and Portfolio Manager of First Serve Asset Management (a long/short energy focused fund).

Biographies

Radni Davoodi is the Principal and Co-Founder of The Atlantis Organization ("Atlantis"). Over the past seven years, Atlantis has provided insurance and related escrow services for approximately $2 billion worth of real estate transactions generating approximately $100 million receivables including premiums, escrows and recording fees. Mr. Davoodi benefits Sharestates I, LLC, by providing a network of several thousand real estate professionals with the capability of identifying properties, often before they are listed on the market, for potential acquisition by the Company.

Atlantis' title and due diligence resources will facilitate the investigation of potential acquisitions including evaluation of the sellers' of violations, liens, and certificates of occupancy and financing history. Atlantis' proprietary software will, on an expedited basis, provide maximum information to the Company for use in negotiations, minimizing acquisition time and costs.

Atlantis's vast contacts in the insurance industry, including but not limited to provide property and casualty, general liability, builder's risk, vacant real estate owned property and workers compensation insurance and to provide real estate and construction bonding services which will help the Company save time, decrease costs and control investments.

Mr. Raymond Y. Davoodi is the Principal and Co-Founder of The Atlantis Organization, A series of real estate service providing entities, including Atlantis Holdings Group, LLC, a real estate Consulting & Negotiation Company. Mr. Raymond Y. Davoodi has established relationships with high profile firms through the Atlantis network of entities, which has led to the insurance of major projects across New York State area. Furthermore, Mr. Raymond Y. Davoodi has successfully overseen the acquisition, renovation / construction and sale of various types of real estate properties over the past several years, with a high success rate. Mr. Raymond Y. Davoodi is currently working on the expansion of The Atlantis Organization to allow real estate professional across the globe to work in congruency to acquire large commercial holdings.

Mr. Raymond Y. Davoodi will use his knowledge & experience in the Sales/Marketing phase to procure investors for the sale of each holding after they have achieved considerable amount of appreciation.

Allen Shayanfekr is the CEO, Managing Member, Legal Advisor and Co-Founder of Sharestates, LLC, an online crowd funding portal focused on bringing the real estate investment to the general public. Prior to launching Sharestates LLC, Mr. Shayanfekr joined Atlantis National Services as their National Title Producer and Account Executive, holding approximately 28 Producer's licenses across the Country.

Mr. Shayanfekr's other credentials include acting as an editor of the Municipal Lawyer (a quarterly journal published by the New York State Bar association). He was also published for an article entitled, "To Mitigate or Not to Mitigate: The Residential Landlord's Dilemma", which explored recent changes in New York residential landlord-tenant law and the obligations of a residential landlord to his or her tenants.

Mr. Shayanfekr received his J.D. Magna Cum Laude from Touro Law Center where he graduated in the top 6% of his class and his B.A. in Political Science from New York University.

Wayne Geffen is the Managing Member and Portfolio Manager of First Serve Asset Management, a long/short energy focused fund. Prior to founding First Serve, Mr. Geffen was a Portfolio Manager at Burnham Asset Management where he served as the Portfolio Manager focusing on energy related investments.

Mr. Geffen's other credentials include being a registered representative of Concept Capital Markets, LLC, a FINRA registered broker-dealer. He is also an Independent Advisor Representative (IAR) of Concept Asset Management - a division of Concept Capital Markets, LLC - which is an SEC registered Investment Adviser. He is also a recognized member of The National Association of Petroleum Investment Analysts (NAPIA), an organization of approximately 250 members representing financial institutions, investment banks, mutual funds, credit rating agencies, pension funds, investment advisors, trusts, banks, insurance companies, and other institutional investment entities.

Mr. Geffen received a BA in Economics from New York University.

Executive Compensation

Radni Davoodi, Raymond Davoodi, Allen Shayanfekr and Wayne Geffen control our Parent Company and any compensation paid to them for providing services will be paid by the Parent Company out of any compensation paid to the Parent Company.

Employment Agreements

We have no employment agreements with any of our Manager's managers or with any key employees.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Currently, the Company's Class A Member owns 100% of the issued and outstanding membership interests of the Company as there are no issued and outstanding Class B membership interests. Following this Offering, assuming all Units are sold, the aggregate percentage of all membership interests to be held by Class B Members pro-rata will be 89.99%.

The following table sets forth certain information regarding beneficial ownership 10% or more of all equity securities of the Company as of December 5, 2013 and after this Offering if the Maximum Offering is sold:

Member	Class of Member Interest	Average Price Per Member Interest or Unit	% of Class of Member Interest Before Offering	% of All Member Interest Before Offering	Number of Units Before Offering	% of Class of Member Interest After Offering	Number of Units After Offering	% of All Member Interests After Offering

Sharestates LLC	A[1]	N/A	100%	100%	2145	100%	2145	10.01%[2]
Purchasers of this Offering	B[3]	$100	0%	0%	0	100%	19,300	89.99%[4]

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Some of the parties involved with the operation and management of the Company, including the Managers, Radni Davoodi, Raymond Davoodi, Allen Shayanfekr and Wayne Geffen, have other relationships that may create disincentives to act in the best interest of the Company and its Investors. The Managing Company has not established, and has no plans to establish, any procedures or controls to prevent, address or resolve these conflicts. As a result, these conflicts may inhibit or interfere with the sound and profitable operation of the Company.

Per its terms, the Operating Agreement is not intended to, and does not create or impose any fiduciary duty on any of the Members or their respective affiliates. Further, under the Operating Agreement, members waive, to the extent permitted by applicable law, any and all fiduciary duties that, absent such a waiver, may be implied in law.

The Company has not formally adopted any conflicts of interest policy. However, in engaging its affiliates, such as Atlantis National Services, any fees paid must be at the prevailing market rates. Prevailing market rates are determined by Management based on industry standard and expectations of what Management would be able to negotiate with a third party on an arm's length basis. See the section entitled "Risk Factors – Risks Related to Certain Conflicts of Interest" for a further discussion of potential conflicts of interest between the Company, the Parent Company, and their affiliates.

Relationship of the Managers of Our Manager

Sharestates LLC is the Parent Company of the Company. The Parent Company manages certain responsibilities pertaining to www.Sharestates.com (the "Website") as well as the distributions of allocations made by the Company (See the Operating Agreement for more details). The Parent Company is also the sole Owner of the Class A Membership Units and sole owner of the Company and therefore effectively the Manager of the Company.

The managers of Sharestates LLC are Radni Davoodi, Raymond Davoodi, Allen Shayanfekr, and Wayne Geffen. Each of Rani Davoodi, Raymond Davoodi, and Allen Shayanfekr is the beneficial owner of thirty percent (30.00%) of Sharestates LLC and Wayne Geffen the beneficial owner of ten percent (10%) of Sharestates LLC. As a result, Radni Davoodi, Raymond Davoodi, Allen Shayanfekr and Wayne Geffen have the exclusive right to run the day-to-day affairs of the Company and Parent Company and to act as agent for and on behalf of the respective companies. The Parent Company receives fees from the Company for services provided as described in this Offering Circular.

[1] Securities with voting rights.
[2] Subject to potential dilution if additional equity interests are issued.
[3] Securities with no voting rights.
[4] Subject to potential dilution if additional equity interests are issued.

Radni Davoodi and Raymond Davoodi also each own 50% of Atlantis National Services, Inc. ("Atlantis"). The Company will engage Atlantis for closing, title, and escrow related services related to the purchase, refinance, or sale of the Property.

The business is highly dependent on the services of Radni Davoodi, Raymond Davoodi, Allen Shayanfekr and Wayne Geffen.

Although the Company is not using a selling agent or finder in connection with this Offering, it will use the Website as an online portal and information management tool in connection with the Offering. The Website is owned and operated by the Parent Company, Sharestates LLC. In exchange for providing the portal, information management tools and ongoing distribution management, Sharestates LLC or its assigns who shall also be an affiliate of the Company, shall not receive an fee or commission.

Parent Company as Member

Our Parent Company, Sharestates LLC, own 100% of the Company's Class A Membership Units. The Parent Company, as the sole holder of Class A Units, also possesses sole voting and management power over the Company. See the section entitle "Distributions."

The Managing Company and/or one or more of its affiliates, including Radni Davoodi, Raymond Davoodi, Allen Shayanfekr and Wayne Geffen may participate in the Offering on the same terms as other Investors.

Affiliate Loans

The Company was a party to an agreement to fund the development of the Property and entered into that Agreement on November 11, 2013. In the event that the proceeds received in this Offering are insufficient to develop the Property, the Parent Company, Radni Davoodi, Raymond Davoodi, Allen Shayanfekr, Wayne Geffen and/or one or more of their affiliates may loan the Company funds necessary to consummate the transaction on commercially reasonable terms. Proceeds of this Offering or Cash Flow from the Company may be used in whole or in part to repay any such loans, with interest.

Lack of Separate Representation

The Company, Sharestates I LLC, and the Parent Company, Sharestates LLC, are not represented by separate counsel. The attorneys, accountants and other professionals who perform services for the Company may be expected to perform services for the Parent Company and its affiliates. The attorneys, accountants and other professionals who perform services for the Company do not represent the Investors, and no other counsel or professionals have been retained to represent the interests of the Investors.

DESCRIPTION OF UNITS AND SUMMARY OF THE OPERATING AGREEMENT

Units

The interests being offered pursuant to this Offering Circular are Units representing limited liability company membership interests in the Company. Holders of the Units will have the rights and be subject to the obligations of Class B Members described in the Company's Operating Agreement, a copy of which is attached as Exhibit 3. See the "Principal Members" section for a detailed analysis of the Company's membership structure before and after this Offering and on a fully-diluted basis subsequent to this Offering.

Class B members have no right to contribute to, direct or vote on any matter concerning the Company and the management of the Company's affairs, including whether or not the Company should dissolve. The Class B Membership Units grant the holder the right to receive distributions as set forth in the Operating Agreement. See the section entitled "Distributions."

The Units may not be transferred except (a) to an immediate family member (spouse, parent, grandparent, child or grandchild) of such Member, or to a trust for the benefit of any such immediate family member, or a beneficiary under any such trust, or (b) with the consent of the Class A Member to a person or entity that is not a Member or Interest Holder. The transfer or purported transfer of a Unit not made in accordance with the Operating Agreement will not be valid.

Description of the Operating Agreement of the Company

The following is a summary of the material provisions of the Operating Agreement of the Company. The following description does not purport to be complete and is subject to and qualified in its entirety by reference to applicable provisions of the laws of Delaware and the entire Operating Agreement, which is attached as Exhibit 3. All capitalized terms appearing in this section shall have the meanings set forth in the Operating Agreement.

General

Currently, all of the Company's operations are conducted through our Class A Member, Sharestates LLC, in its capacity as Parent Company. The Parent Company currently owns 100% of the Class A Membership Units, which is equal to 100% of all membership interests outstanding, or it's "Percentage." The Company currently has no Class B Membership Units outstanding.

Purpose, Business and Management

The Company was organized to acquire, own, hold, renovate, develop, redevelop, construct, lease, manage, operate, mortgage, sell and otherwise dispose of real estate, directly or indirectly, and to engage in any and all lawful business not specifically stated in the Operating Agreement. Without the written consent of the Class A member, the Company will not engage in any business other than the ownership, renovation, development, redevelopment, management and operation of the Property.

Management, Voting and Governance

Except as otherwise provided in the Operating Agreement, all powers of the Company will be exercised by or under the authority of, and the business and affairs of the Company and implementation of the Company's policies and executive control of the Company's major decisions shall be managed by one (1) manager (who may, but need not, be a member), who shall be selected by the Class A member. The manager will have the right and power to run the day-to-day and other affairs of the Company and to act as agent for and on behalf of the Company, with the power to bind it. The manager may be removed from office, and a new manager may be elected or appointed, solely by the Class A member. The Class B members will not have voting rights or governance rights. As respects the members, all voting rights and governance rights of the members will be held solely by the Class A member. Whenever the Operating Agreement or laws calls for or requires a vote of the members of the Company, such vote will in all cases mean and refer to the vote of Class A member.

Additional Funds

In the event the Company needs additional funds, the Manager will first use its commercially reasonable efforts, for and on behalf of the Company, to borrow such funds in the Company's name from third parties. In the event that all required additional capital is not obtained by the Company, then the members may (but shall not be required to) contribute such capital. Such capital shall be deemed a loan from the contributing member(s) to the Company bearing interest at most of fifteen percent (15%) per annum, and the full amount of said loan and accrued interest shall be paid to the contributing member(s) from the available distributions of Cash Flow.

Distributions of Cash Flow and Liquidation of Assets

All Cash Flow will be distributed and applied by the Company in the following order of priority: (a) To the payment of all debts and liabilities of the Company then due and payable, excluding all debts and liabilities due to any Member; then (b) To the payment, on a pro-rata and pari passu basis, of any outstanding principal amount of any loan made by any Member; then (c) To the Members in proportion to their Adjusted Capital Balances, until their remaining Adjusted Capital Balances have been paid in full; and finally (d) To the Members on a pari passu basis in proportion to their Percentage Interest.

Allocation of Profits and Losses

After giving effect to the allocations and/or adjustments required by the Operating Agreement, profits and losses for any fiscal year shall be allocated as follows:

Profits shall be allocated: (i) first, to each Interest Holder which has previously been allocated losses which have not been fully offset by allocations of profits ("Unrecovered Losses") until the cumulative amount of profits allocated to each Interest Holder is equal to the cumulative amount of the losses which have been allocated to such Interest Holder (allocated to the Interest Holders in proportion to their respective Unrecovered Losses); (ii) second, to the Interest Holders proportionate o their percentages.

Losses will be allocated to the Interest Holders (i) first, in accordance with their positive capital account balances, on a pro-rata basis, until such accounts are reduced to zero, and (ii) thereafter in accordance with their percentages.

Exculpation and Indemnification of Manager

The Operating Agreement generally provides that no member will have any personal obligation for any debts, obligations, or liabilities of the Company and that no member will be liable, responsible or accountable, in damages or otherwise, in any action brought by or in the right of the Company or brought by or in the right of the members, except if the members engaged in gross misconduct, fraud, or criminal activity. The Company will indemnify each member to the fullest extent permitted by law for any act performed by the member with respect to Company matters, except in the case of action or failure to act by a member which constitutes gross misconduct, fraud, or criminal activity.

Power of Attorney
Each member appoints the Manager as the member's true and lawful attorney-in-fact to execute all documents, including the amendments to the Operating Agreement and all documents required to dissolve and terminate the Company and to cancel its Certificate of Formation.

Restrictions on Transfer
The Operating Agreement restricts the transferability of membership interests, except (a) to an immediate family member (spouse, parent, grandparent, child, or grandchild) of a member, or to a trust for the benefit of any such immediate family member, or a beneficiary under any such trust, or (b) with the consent of the Manager or as otherwise permitted under the Operating Agreement, to a person or entity that is not an Interest Holder. The transfer of any membership interests in violation of the Operating Agreement will be deemed invalid, null and void, and of no force or effect. Any person to whom membership interest are attempted to be transferred in violation of the Operating Agreement will not be entitled to vote on matters coming before the members, participate in the management of the Company, act as agent of the Company, receive distributions from the Company or have any other rights in or with respect to the membership rights. The Operating Agreement also provides for a Right of First Refusal and an Extended Right of First Refusal.

Dilution of Members
In the event the Manager elects to admit a person as a new member in the Company, the percentage interest of all of the Class A members and Class B members shall be diluted on a pro-rata basis in order to provide percentage interests to the new member, provided that the percentage interest of the Class A member shall never be diluted below one percent (1%). The Manager shall be permitted to solely determine the terms and conditions upon which to admit a person as a new member in the Company.

General Right of Repurchase
The Operating Agreement allows for the Company to exercise a right of repurchase, in its sole discretion, with regard to the Units at any time. In the event that the Company elects to repurchase all of the Units, the purchase price will be determined by an outside, independent appraiser appointed by the Parent Company. The purchase price will be payable to the Members in four equal, quarterly installments, with the first payment becoming due ninety (90) days following the date on which the Company provides notice to the Members of its decision to repurchase Units.

Personal Conduct Repurchase Rights
In the event that an Investors fails to conform its personal conduct to common and accepted standards of good citizenship or conducts itself in a way that reflects poorly upon the Company, as determined by the Parent Company in its sole discretion, the Parent Company may cause the Company to repurchase all, but not less than all, of the Membership Units held by such Investor at book value.

Litigation Repurchase Right
In the event that an Investor brigs any suit, legal action or proceeding involving any dispute against the Company, the Parent Company in its sole discretion may cause the Company to repurchase all, but not less than all, of the Membership Units held by such Investor at book value.

Amendment of the Operating Agreement by Manager

The Operating Agreement may be modified or amended (i) with the consent of the Class A member and a majority of the Class B members, or (ii) solely by the Class A member, provided that, except with respect to certain modifications set forth in the Operating Agreement, any such amendment solely by the Class A member may not materially and adversely affect (1) the rights and obligations of the members or (2) the economic terms of the Operating Agreement (except if all members are treated the same on a proportionate basis).

Books, Records and Accounting

The Managing Company will keep or cause to be kept complete and accurate books and records of the Company and supporting documentation of the transactions with respect to the conduct of the Company's business. These books and records will be maintained in accordance with generally accepted accounting principles and practices and will be available at the Company's principal office for inspection and copying by any member at any and all reasonable times during normal business hours at such member's expense. Within ninety (90) days after the end of each taxable year of the Company, the Managing Company will cause to be sent to each person who was a member at any time during the taxable year then ended a complete accounting of the affairs of the Company for the taxable year then ended. In addition, within ninety (90) days after the end of each taxable year of the Company, the Managing Company shall use its commercially reasonable efforts to cause to be sent to each person who was an Interest Holder at any time during the taxable year then ended, that tax information concerning the Company which is necessary for preparing the Interest Holder's income tax returns for that year; provided, however, that the Managing Company may opt to file an extension for an October tax filing and may delay delivery of materials to Interest Holders accordingly. At the request of any member, and at the member's expense, the members will cause an audit of the Company's books and records to be prepared by independent accountants for the period requested by the member.

Waiver of Fiduciary Duties

Per its terms, the Operating Agreement is not intended to, and does not, create or impose any fiduciary duty on any of the members or their respective affiliates. Further, under the Operating Agreement, the members waive, to the extent permitted by applicable law, any and all fiduciary duties that, absent such a waiver, may be implied by law.

Dissolution

The Class A member may dissolve the Company at any time without consent of the Class B members. Upon dissolution of the Company, the Managing Company shall wind up the Company's affairs.

PLAN OF DISTRIBUTION

The Units to be offered in connection with this Offering shall be offered by the Company through its contacts, the internet and word of mouth. The Company is not using a selling agent or finder in connection with this Offering.

Although the Company is not using a selling agent or finder in connection with this Offering, it will use a website as an online portal and information management tool in connection with the Offering. The website is owned and operated by Sharestates LLC, the Parent Company of the Company. In exchange for providing the portal and information management tool, Sharestates LLC or its assigns shall not receive any fee or commission.

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Units, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire, and Form W-9 information to the Company and wire funds or otherwise pay for the Units for its subscription amount in accordance with the instructions included in the Subscription Package attached as Exhibit 4.

The Company reserves the right to reject any Investor's subscription in whole or in part for any reason. If the Offering terminates or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

In addition to this Offering Circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this Offering. These materials may include public advertisements and audio-visual materials, in each case only as authorized by us. Although these materials will not contain information in conflict with the information provided by this Offering Circular and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Units, these materials will not give a complete understanding of this Offering, the Company or the Units and are not to be considered part of this Offering Circular. This Offering is made only by means of this Offering Circular and prospective Investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the Units.

State Qualification and Suitability Standard

This Offering Circular does not constitute an offer to sell or solicitation of an offer to purchase any Units in any jurisdiction in which, or to any person to whom, it would be unlawful to do so. An investment in the Units involves substantial risks and possible loss by Investors of their entire investment. See "Risk Factors."

These Units have not been qualified under the securities laws of any state or jurisdiction. We plan to qualify the Offering only in New York regulatory bodies and such other state regulatory bodies as we may determine from time to time. We may also offer or sell Units in other states in reliance of exemptions from registration requirements of the laws of those states.

The investing section of the website hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any state-specific investor suitability standards.

Certificates Will Not be Issued

The Company will not issue certificates. Instead, the Units will be recorded and maintained on the Company's membership register.

Limitations on Transferability

The Company's Operating Agreement restricts the transferability of the membership interests, except (a) to an immediate family member (spouse, parent, grandparent, child or grandchild) of a member, or to a trust for the benefit of any such immediate family member, or a beneficiary under any such trust, or (b) with the consent of the Parent Company or as otherwise permitted under the Operating Agreement, to a person or entity that is not an Interest Holder. The transfer of any membership interests in violation of the Operating Agreement will be deemed invalid, null and void, and of no force or effect. Any person to whom the membership interest are attempted to be transferred in violation of the Operating Agreement will not be entitled to vote on matters coming before the members, participate in management of the Company, act as an agent of the Company, receive distributions from the Company or have any other rights in or with respect to the membership rights.

No Escrow

The proceeds of this Offering will not be escrowed.

Advertising, Sales and other Promotional Materials

In addition to this Offering Circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this Offering. These materials may include public advertisements and audio-visual materials, in each case only as authorized by us. Although these materials will not contain information in conflict with the information provided by this Offering Circular and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Units, these materials will not give a complete understanding of this Offering, the Company or the Units and are not to be considered part of this Offering Circular. This Offering is made only by means of this Offering Circular and prospective Investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the Units.

LEGAL MATTERS

All prospective Investors are encouraged to consult their own legal advisors for advice in connection with this Offering.

EXPERTS

No experts were employed on a contingent basis or otherwise, nor do any experts have any material interest in the issuer or any of its affiliated companies, their members or their agents.

TRANSFER AGENT

We will serve as our own transfer agent and registrar

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We undertake to make available to every Investor, during the course of this Offering, the opportunity to ask questions of, and receive answers from us concerning the terms and conditions of this Offering and to obtain any appropriate additional information: (i) necessary to verify the accuracy of the information contained in this Offering Circular, or (ii) for any other purpose relevant to a prospective investment in the Company.

The Company will also provide to each Investor, upon request, copies of the following documents:

(i) Copies of all our material contracts; and

(ii) An opinion of counsel to the Company as to the legality of the Units, indicating that they will when sold, be legally issued, fully paid and non-assessable.

All communications or inquiries relating to these materials or other questions regarding the Company or the Offering should be directed to the Company at 11 Middle Neck Rd Suite 400A, Great Neck, New York 11021. (212) 201-0750.

SIGNATURES

The issuer has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the District of Columbia on December 5, 2013.

Sharestates I, LLC

By: Its Manager, Sharestates, LLC

By: 
Name: Allen Shayanfekr
Title: Principal of Sharestates, LLC

By: 
Name: Ray Davoodi
Title: Principal of Sharestates, LLC

By: 
Name: Radmi Davoodi
Title: Principal of Sharestates, LLC

By: 
Name: Wayne Geffen
Title: Principal of Sharestates, LLC

SHARESTATES I, LLC

****

Financial Report
December 2, 2013

CONTENTS

Lipton & Associates LLP
CERTIFIED PUBLIC ACCOUNTANTS

Bernard Lipton, CPA
Alan M. Lipton, CPA

760 Jericho Turnpike
Westbury, NY 11590
(516) 997-4110

December 3, 2013

To Whom It May Concern:

We have reviewed the accompanying balance sheet of Sharestates I, LLC as of December 2, 2013, and the related statements of revenue and expenses, members' equity, and cash flows for the period of November 26, 2013 (inception) through December 2, 2013. A review includes primarily applying analytical procedures to the management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issues by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Based on our review of the financial statements, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.

We agree to the inclusion in this offering circular of our report dated December 2, 2013, on our review of the financial statements of Sharestates I, LLC as of December 2, 2013.

LIPTON & ASSOCIATES LLP



December 2, 2013

SHARESTATES I, LLC
Balance Sheet
As of December 2, 2013

ASSETS

Current Assets:		
Prepaid Expense	$ 150	
Total Current Assets		$ 150
Intangible Assets:		
Syndication Costs	10,000	
Total Intangible Assets		10,000
TOTAL ASSETS		$ 10,150

LIABILITIES AND NET WORTH

Current Liabilities:		
Syndication Cost Payable	$ 10,000	
Total Current Liabilities		$ 10,000
Net Worth:		
Class A Member Contributions	150	
Total Net Worth		150
TOTAL LIABILITIES AND NET WORTH		$ 10,150

See Accountant's Report & Notes to Financial Statements

SHARESTATES I, LLC
Statement of Operations
For the Period Ended December 2, 2013

Revenue		$ 0
Operating Expenses:		
Organization Costs	150	
Total Operating Expenses		150
Net Loss		$ (150)

See Accountant's Report & Notes to Financial Statements

SHARESTATES I, LLC
Statement of Cash Flow
December 2, 2013

Cash Flows from Operating Activities:	
Net Loss	$ (150)
Adjustments to reconcile net income to Net Cash (used in) operating activities:	
(Increase) decrease in prepaid expenses	(150)
Net Cash (used in) operating activities	$ (150)
Financing Activities:	
Increase (decrease) in contributed equity	$ 150
Net Cash From/(used by) financing activities	$ 150
Net Increase In Cash	$ (150)
Cash-November 26, 2013	$ 0
Cash-December 2, 2013	$ (150)

See Accountant's Report & Notes to Financial Statements

SHARESTATE I, LLC
NOTES TO FINANCIAL STATEMENTS
December 2, 2013

NOTE 1. <u>ORGANIZATION</u>

Sharestates I, LLC, a Delaware limited liability company (the Company) was formed on November 26, 2013. The sole purpose of the company is to acquire, own, hold, renovate, redevelop, construct, lease, manage, operate, mortgage, sell and otherwise dispose of fee simple real estate located at 345 Lenox Road, Brooklyn NY, 11226 (the Property). The Company plans to develop the Property with a Developer and sell the units through Corcoran Real Estate Group.

On November 26, 2013, Sharestates (the Parent Company), the sole Class A member of the Company loaned $150.00 and contributed its know-how, connections, and ability to source this deal to acquire 10.01% of the ownership interests (voting). The Company has obtained no other capital.

Allocations of profits and losses, and cash distributions are made in accordance with the Company's Limited Liability Operating Agreement (the Agreement). The Company shall exist in perpetuity unless it is dissolved and terminated in accordance with provisions of the agreement.

NOTE 2. <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

<u>Basis of Accounting</u>

The financial statements of Sharestates I, LLC, were prepared using the accrual basis of accounting. This basis of accounting recognizes revenue when earned and expenses when incurred, which conforms to accounting principles generally accepted in the United States of America.

<u>Deferred Syndication Costs</u>

The Costs incurred pursuant to raising additional capital through a Regulation A offering under the Securities Act of 1933 have been deferred. Upon completion of the offering all syndication costs will be deducted from the proceeds received.

<u>Income Taxes</u>

The Company as elected to be treated as a pass-through entity for income tax purposes and, as such, is not subject to income taxes. Rather, all items of taxable income, deductions and tax credits are passed through to and reported by its owners on their respective income tax returns. The Company's federal tax status as a pass-through entity is based on its legal status as a limited liability company. Accordingly, the Company is not required to take any positions in order to qualify as a pass-through entity. The Company is required to file tax returns with the Internal Revenue Service and other authorities. Accordingly, these financial statements do not reflect a provision for income taxes and the Company has no other tax positions which must be considered for disclosure.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

PART III — EXHIBITS

Index to Exhibits

STATE *of* DELAWARE
LIMITED LIABILITY COMPANY
CERTIFICATE *of* FORMATION

First: The name of the limited liability company is Share States I

Second: The address of its registered office in the State of Delaware is 1521 Concord Pike STE 303 in the City of Wilmington. Zip code 19803. The name of its Registered agent at such address is ______

Third: (Use this paragraph only if the company is to have a specific effective date of dissolution: "The latest date on which the limited liability company is to dissolve is ______.")

Fourth: (Insert any other matters the members determine to include herein.)

In Witness Whereof, the undersigned have executed this Certificate of Formation this 26 day of November, 2013.

By: Allen Shayanfekr
Authorized Person (s)

Name: Allen Shayanfekr

OPERATING AGREEMENT

OF

SHARESTATES I, LLC

A Delaware Limited Liability Company

December 5, 2013

PROSPECTIVES INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS AGREEMENT OR ANY PRIOR OR SUBSEQUENT COMMUNICATION FROM THE COMPANY, THE PARENT COMPANY, OR THE MANAGING COMPANY OR THEIR AFFILIATES, OR ANY PROFESSIONAL ASSOCIATED WITH THIS OFFERING, AS LEGAL TAX OR INVESTMENT ADVICE. EACH INVESTOR SHOULD CONCULT WITH AND RELY ON HIS OR HER OWN ADVISORS AS TO THE LEGL, TAX AND/OR ECONOMIC IMPLICATIONS OF THE INVESTMENT DESCRIBED IN THIS AGREMNT AND ITS SUITABILITY FOR SUCH INVESTOR.

AN INVESTMENT IN THE COMPANY CARRIES A HIGH DEGREE OF RISK AND IS ONLY SUITABLE FOR AN INVESTOR WHO CAN AFFORD LOSS OF HIS OR HER ENTIRE INVESTMNT IN THE COMPANY.

NO REPRESENTATION IS MADE AS TO THE AVAILABILITY OF ANY TAX BENEFITS FROM AN INVESTMENT.

OPERATING AGREEMENT

OF

SHARESTATES I, LLC

This Operating Agreement (this "Agreement") is entered into as of December 5, 2013 (the "Effective Date"), and is executed by the Class A Member (defined below) and is intended to be binding upon all person(s) designated as members of the Company on the books and records of the Company, as amended from time to time (collectively, the "Members"). Capitalized terms are defined in Section I of this Agreement, or where such terms appear herein, or both.

Explanatory Statement

A. Sharestates I, LLC, a Delaware limited liability company (the "Company") was formed on November 26, 2013, pursuant to the Certificate of Formation filed with the Secretary of State of the State of Delaware.

B. The Members now wish to adopt this Agreement to set forth the terms and conditions by which the Company will be governed.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

Section 1

Defined Terms

The following capitalized terms shall have the meanings specified in this Section 1: Other terms are defined in the text of this Agreement; and, throughout this Agreement, those terms shall have the meanings respectively ascribed to them.

1.01. "Act" means the Delaware Limited Liability Company Act and any successor statute as amended from time to time.

1.02. "Adjusted Capital Account Deficit" means, with respect to any Member, the deficit balance, if any, in the Member's Capital Account as of the end of the relevant taxable year, after giving effect adjustments:

(i) The deficit shall be decreased by the amounts which the Member is obligated to restore pursuant to Section 4.4.2 or is deemed obligated to restore pursuant to Regulation Section 1.704-1(b)(2)(ii)(c); and

(ii) The deficit shall be increased by the items described in Regulation Sections 1.704-1(b)(2)(ii)(d)(4), (5), and (6).

1.03. "Adjusted Capital Balance" means, as of any day, a Member's total Capital Contributions less all amounts actually distributed to the Member pursuant to Section 4.1(c) below. If any Membership Unit is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Adjusted Capital Account Balance of the transferor to the extent the Adjusted Capital Balance relates to the Membership Unit transferred.

1.04. "Affiliate" means, with respect to any Person, any Person: (i) which owns more than twenty percent (20%) of the voting interests in the Company; or (ii) in which the Person owns more than twenty percent (20%) of the voting interests; or (iii) in which more than twenty percent (20%) of the voting interests are owned by a person who has a relationship with the person described in clause (i) or (ii) above.

1.05. "Agreement" is defined in the preamble.

1.06. "Approved Transfer of the Company" is defined in Section 6.5.

1.07. "Capital Account" means the account maintained by the Company for each Member in accordance with the following provisions:

(i) A Member's Capital Account shall be credited with the member's Capital Contributions, the amount of any Company liabilities assumed by the Member (or which are secured by the Company property distributed to the Member), the Member's distributive share of Profit and any item in the nature of income or gain specially allocated to such Members pursuant to the provisions of Section 4 (other than Section 4.3.3); and

(ii) A Member's Capital Account shall be debited with the amount of money and fair market value of any Company property distributed to the Member, the amount of any liabilities of the Member assumed by the Company (or which are secured by property contributed by the Member to the Company), the Member's distributive share of Loss and any item in the nature of expenses or losses specially allocated to the Member pursuant to the provisions of Section 4 (other than Section 4.3.3).

If any Membership Unit is transferred pursuant to the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent the Capital Account is attributable to the transferred Membership Unit. If the book value of the Company property is adjusted pursuant to Section 4.3.3, the Capital Account of each Member shall be adjusted to reflect the aggregate adjustment in the same manner as if the Company has recognized gain or loss equal to the amount of such aggregate adjustment. It is intended that the Capital Account of all Members shall be maintained in compliance with the provisions of Regulation Section 1.704-1(b) and all provisions of this Agreement relating to the maintenance of Capital Accounts shall be interpreted and applied in a manner consistent with that Regulation

1.08. "Capital Contributions" means the total amount of cash and the fair market value of any other assets contributed to the Company by a Member, net of liabilities assumed or to which the assets are subject.

1.09. "Cash Flow" means all cash funds derived from operations of the Company (including interest received on reserves), but less cash funds used to pay current operating expenses (including fees paid to the Parent and Managing Company pursuant to Section 5.5.1) and to pay or establish reasonable reserves for future expenses, debt payments, capital improvements, and replacements as determined by the Managing Company; and in connection with the sale, conveyance, assignment or transfer of the Company or any of its assets, or in connection with the dissolution or winding up of the Company, less cash funds used to pay the costs of the transaction in question or all final costs, expenses and indebtedness of the Company. Cash Flow shall be increased by the reduction of any reserve previously established.

1.10. "Certificate of Formation" means the Certificate of Formation of the Company which has been filed with the Secretary of the State of Delaware, as amended from time to time.

1.11."Class A Interest" refers to the membership interest of the Class A Member in the Company, including the Percentage Interest, Financial Rights, and Membership Rights applicable thereto.

1.12. "Class A Member" means the Person identified as such on the books and records of the Company, and any assignee or transferee of such Person permitted under the terms of this Agreement, and any other Person admitted to the Company as a Class A Member pursuant to the terms hereof.

1.13. "Class A Membership Units" refers to the units of interest in the Company held by the Class A Members, equal to a 100% Percentage Interest as diluted by the sale of Class B Membership Units.

1.14. "<u>Class B Interest</u>" refers to the membership interest of the Class B Members in the Company, including the Percentage Interest, Financial Rights, and Membership Rights applicable thereto.

1.15. "<u>Class B Members</u>" means the Persons identified as such on the books and records of the Company, and any assignee or transferee of such Persons permitted under the terms of this Agreement, and any other Person admitted to the Company as a Class B Member pursuant to the terms hereof.

1.16. "<u>Class B Membership Units</u>" refers to the units of interest in the Company held by the Class B Members, each equal to a 0.0000466 Percentage Interest, up to an aggregate number of units of interest equal to a 89.99% Percentage Interest.

1.17. "<u>Code</u>" means the Internal Revenue Code of 1986, as amended, or any corresponding provision of any succeeding law.

1.18. "<u>Company</u>" is defined in the preamble.

1.19. "<u>Financial Rights</u>" means a Person's rights to share in Profits and Losses of, and distributions from, the Company.

1.20. "<u>Governance Rights</u>" means all of a Person's rights as a Member of the Company other than Financial Rights and the right to assign Financial Rights.

1.21. "<u>Investor</u>" means any Person who purchases a Class B Membership Unit(s).

1.22. "<u>Manager</u>" means each Person who is listed as a manager of the Company, and/or its affiliates, in this Agreement, or who becomes a substituted manager of the Company as herein provided and who is listed as a manager in the books and records of the Company.

1.23. "<u>Member(s)</u>" means each Person who is entering into this Agreement and is listed as a Member on the books and records of the Company, including the Class A Members and

Class B Members, and any Person who subsequently is admitted as a Member of the Company.

1.24. "Membership Rights" means all of the rights of a Member in the Company, namely, a Member's Financial Rights and Governance Rights, including a Member's: (i) Membership Unit; (ii) right to inspect the Company's books and records; and (iii) unless otherwise limited by this Agreement, right to participate in the management of and vote on matters coming before the Company.

1.25. "Membership Units" means, collectively, the Class A Membership Units and the Class B Membership Units.

1.26. "Minimum Gain" has the meaning set forth in Regulation Section 1.704-2(d). Minimum Gain shall be computed separately for each Member in a manner consistent with the Regulations under Code Section 704(b)

1.27. "Negative Capital Account" means a Capital Account with a balance of less than zero.

1.28. "Percentage Interest" means, as to a Member, the percentage set forth after the Member's name on the books and records of the Company, as amended from time to time and as adjusted from time to time in accordance with Section 6 and in accordance with the acceptance by the Company of any Subscription Agreement, representing each Member's share of the Profits and Losses of, and the right to receive distributions from, the Company.

1.29. "Person" means a natural person (age 18 or older), partnership (whether general or limited and whether domestic or foreign), limited liability company, trust, estate, association, corporation, custodian, nominee or any other individual in its own or any representative capacity.

1.30. "Positive Capital Account" means a Capital account with a balance greater ta zero.

1.31. "Profit" and "Loss" means, for each taxable year of the Company (or other period for which Profit and Loss must be computed) the Company's taxable income or loss determined in accordance with Code Section 703(a), with the following adjustments:

(i) all items of income, gain, loss, deduction or credit required to be stated separately pursuant to Code Section 703(a)(1) shall be included in computing taxable income or loss;

(ii) any tax-exempt income of the Company, not otherwise taken into account in computing Profit or Loss, shall be included in computing taxable income or loss;

(iii) any expenditures of the Company described in Code Section 705(a)(2)(B) (or treated as such pursuant to Regulation Section 1.704-l(b)(2)(iv)(i)) and not otherwise taken into account in computing Profit or Loss, shall be subtracted from taxable income or loss;

(iv) gain or loss resulting from any taxable disposition of Company property shall be computed by reference to the adjusted book value of the property disposed of, notwithstanding the fact that the adjusted book value differs from the adjusted basis of the property for federal tax purposes;

(v) in lieu of the depreciation, amortization or cost recovery deductions allowable in computing taxable income or loss, there shall be taken into account the depreciation computed based upon the adjusted book value of the asset; and

(vi) notwithstanding any other provision of this definition, any items which are specially allocated pursuant to Section 4.3 hereof shall not be taken into account in computing Profit or Loss.

1.32. "Property" means that certain real property and the improvements thereon owned or to be owned by the Company having a street address of 345 Lenox Road, Brooklyn, NY 11226

1.33. "Regulation" means the income tax regulations, including any temporary regulations, from time to time promulgated under the Code.

1.34."Repurchase Notice" is defined in Section 6.6.2.

1.35."Repurchase Price" is defined in Section 6.7.1.

1.36."Repurchase Right" is defined in Section 6.6.1.

1.37. "State" means the State of Delaware.

1.38. "Subscription Agreement" means any agreement between the Company and an Investor, by which such Investor subscribes for Class B Membership Units.

1.39. "Transfer" means, when used as a noun, any voluntary sale, hypothecation, pledge, assignment, attachment or other transfer, and, when used as a verb, means voluntarily to sell, hypothecate, pledge, assign, or otherwise transfer.

Section 2

Organization

2.1. Formation. The Members hereto hereby authorize and ratify the formation of the Company as a limited liability company pursuant to the Act and have caused Certificate of Formation to be prepared, executed and filed with the State on or about November 26, 2013.

2.2. Name of the Company. The name of the Company is "Sharestates I, LLC."

2.3. Purpose and Powers of the Company.

2.3.1. The purpose of the Company is to acquire, own, hold, renovate, redevelop, construct, lease, manage, operate, mortgage, sell and otherwise dispose of certain real estate located at 345 Lenox Road, Brooklyn NY 11226, directly or indirectly, and to engage in any lawful activity as is permitted under the Act. Without written consent of 100% of the Class A Members, the Company shall not engage in any business other than the ownership, renovation, redevelopment, management, and operation of the Property.

2.3.2. The Company shall have and may exercise all powers necessary or convenient to effect any or all of the purposes for which the Company is formed, including the power to acquire an estate or interest in property in its name.

2.4. Term. The term of the Company began upon acceptance of the Certificate of Formation by the State and shall be perpetual; unless its existence is terminate sooner pursuant to Section VII of this Agreement.

2.5. Registered Office and Registered Agent. The name and address of the Company's resident agent in the State is A Registered Agent, Inc. The principal business office of the Registered Agent is located at 1521 Concord Pike STE 303, Wilmington Delaware 19803. The principal business office of the Company is 11 Middle Neck Road Suite 400A, Great Neck, New York 11021.

2.6. Members. The name, class, number of units, and Percentage of each Member are set forth on the books and records of the Company, as amended from time to time.

Section 3
Members; Capital; Capital Accounts; Guarantees

3.1. Capital Contributions.

3.1.1. Initial Capital Contributions. Upon the execution of this Agreement, the Members shall contribute to the Company cash in the amounts respectively set forth on the books and records of the Company.

3.1.2. Class B Members. From and after the date hereof, the Parent Company, on behalf of the Company, may in the Parent Company's sole discretion, from time to time, accept subscriptions for Class B Membership Units, in each case by execution and delivery of a Subscription Agreement and such other agreements and documents as the Parent Company may deem necessary and appropriate. Each subscriber to Class B Membership Units under this section 3.1.2 may be admitted by the Parent Company on behalf of all Members as a Class B Member, provided that such subscriber or assignee, as applicable, shall in writing have accepted and adopted all of the terms and provisions of this Agreement. The parties acknowledge that all of the Class B Members, prior to or as of the Effective Date, accepted subscriptions for Class B Membership Units by execution and delivery, inter alia, of Subscription Agreements for such Class B Membership Units.

3.2. Additional Funds.

3.2.1. No Additional Capital Contributions Required. Except as set forth in section 3.2.2 below, no Member shall be required to contribute any additional capital to the Company, and no Member shall have any personal liability for any obligation of the Company.

3.2.2. Procuring Additional Funds. In the event the Company needs additional funds, the Parent Company shall first use its commercially reasonable efforts, for and on behalf of the Company, to borrow such funds in the Company's name from third parties on such terms and conditions and with such security as the Parent Company may deem appropriate. In the event that all required additional capital is not obtained by the Company as aforesaid, it may then accept loans from any willing Members. Such capital shall be deemed a loan from the contributing Member(s) and bear interest at fifteen percent (15%) per annum, and the full amount of said loan and accrued interest shall be paid to the contributing Member(s) from available distributions of Cash Flow. The foregoing provisions of this Section are not intended to be for the benefit of any creditor or other person (other than a Member in his capacity as Member) to whom an debts, liabilities, or obligations are owed by (or who otherwise have any claim against) the Company or any of the Members, and no such creditor or other person shall obtain any right under any such foregoing provision or shall by reason of any such foregoing provision make any claim in respect of any debt, liability, or obligation against the Company or any of the Members. Further, in the event the Parent Company is unable to borrow such funds in the Company's name by either method above, the Parent Company's owners (Allen Shayanfekr, Raymond Davoodi Wayne Geffen & Radni Davoodi) may execute a personal guarantee in order to obtain the aforesaid loan in the Company's name. In return for granting such personal guarantee, the obtained loan will be treated as a loan in accordance with the terms above, with the difference in interest being granted to such Member(s) as consideration for execution of the personal guarantee. Lastly, in the event that all required additional capital is not obtained by the Company pursuant to the foregoing provisions, and in the event the lack of funds threatens viability of the Company, the Parent Company agrees that it will promptly commence to market the Property for sale.

3.3. Interest on Capital Contributions. No interest shall be paid on Capital Contributions.

3.4. Return of Capital Contributions. Except as otherwise provided in this Agreement, no Member shall have the right to receive any return of any Capital Contribution. Upon the complete sale of the Property, all Members shall have the right to receive a return

3.5. Form of Distribution. If a Member is entitled to receive a distribution, the Company may distribute cash, notes, property or any combination thereof to the Member.

3.6. Capital Accounts. A separate Capital Account shall be maintained for each Member.

3.7. Loans. Any Member may, at any time, make or cause a loan to be made to the Company in any amount which the Company and the Member agree on. Any such loan shall bear interest at the rate as described in Section 3.2.2.

Section 4

Profit, Loss and Distributions

4.1. Cash Flow. From time to time, and at the sole discretion of the Managing Company, Cash Flow shall be distributed and applied by the Company in the following order of priority:

(a) To the payment of all debts and liabilities of the Company then due and payable, excluding all debts and liabilities due to any Member; then

(b) To the payment, on a pro-rata and pari passu basis, of any outstanding principal amount of any loan made by any Member; then

(c) To the Members in proportion to their Adjusted Capital Balances, until their remaining Adjusted Capital Balances have been paid in full; and finally

(d) To the Members on a pari passu basis in proportion to their Percentage Interest.

4.2. Allocation of Profit or Loss. After giving effect to the allocations and/or adjustments required by Section 4.3 hereof, Profits and Losses for any fiscal year shall be allocated as follows:

(a) Profits shall be allocated: (i) first, to each Member which has previously been allocated Losses pursuant to Section 4.2(b), below, which have not been fully offset by allocations of Profits pursuant to this Section 4.2(a)(i) ("Unrecovered Losses") until the cumulative amount of Profits allocated to each such Member pursuant to this Section 4.2(a)(i) is equal to the cumulative amount of Losses which have been allocated to such Member pursuant to Section 4.2(b), below, it being understood that Profits allocated pursuant to this subsection (i) shall be allocated to the Members in proportion to their respective Unrecovered Losses; (ii) second, to the Members proportionate with the cumulative amount distributed to such Member pursuant to Section 4.1(c), above, and (iii) third, to the Members in accordance with Section 4.1(d) above.

(b) Losses shall be allocated to the Members (i) first, in accordance with their positive Capital Account balances, on a pro-rata basis, until such accounts are reduced to zero, and (ii) thereafter in accordance with their Percentages.

(c) Notwithstanding Section 4.2(b) hereof and after application of Treasury Regulation Section 1.704-1(b)(2)(ii)(d), until the terms of the following sentence are satisfied, no such Loses shall be allocated to a Member which would cause such Member to have an Adjusted Capital Account Deficit at the end of any fiscal year. Any Losses not allocated to a Member due to the foregoing limitation instead shall be allocated to the Members with positive Capital Account balances in proportion to such Capital Account balances until all such Capital Account balances have been reduced to zero.

4.3. Regulatory Allocations:

4.3.1. Qualified Income Offset. No Member shall be allocated Losses or deductions if the allocation causes a Member to have an Adjusted Capital Account Deficit. If a Member receives (i) an allocation of Loss or deduction (or item thereof) or (ii) any distribution which causes the Member to have an Adjusted Capital Account Deficit at the end of any taxable year, then all items of income and gain of the Company (consisting of a pro-rata portion of each item of Company income, including gross income and gain) for that taxable year shall be allocated to that Member before any other allocation is made of Company items for that taxable year, in the amount and in the proportions required to eliminate the excess as quickly as possible. This Section 4.3.1 is intended to comply with, and shall be interpreted consistently with, the "qualified income offset" provisions of the Regulations promulgated under Code Section 704(b).

4.3.2. Minimum Gain Chargeback. Except as set forth in Regulation Section 1.704-2(f)(2), (3) and (4), if, during any taxable year, there is a net decrease in the Minimum Gain, each Member, prior to any other allocation pursuant to this Section 4, shall be specially allocated items of gross income and gain for such taxable year (and , if necessary, subsequent taxable years) in an amount equal to that Member's share of the net decrease of Minimum Gain, computed in accordance with Regulation Section 1.704-2(g). Allocations of gross income and gain pursuant to this Section 4.3.2 shall be made first from gain recognized from the disposition of Company assets subject to nonrecourse liabilities (within the meaning of the Regulations promulgated under Code Section 752), to the extent of the Minimum Gain attributable to those assets, and thereafter, from a pro-rata portion of the Company's other items of income and gain for the taxable year. It is the intent of the parties hereto that any allocation pursuant to this Section 4.3.2 shall constitute a "minimum gain chargeback" under Regulation Section 1.704-2(f).

4.3.3. Contributed Property and Book-Ups. In accordance with Code Section 704(c) and the Regulations thereunder, as well as Regulation Section 1.704-1(b)(2)(iv)(d)(3), income gain, loss, and deduction with respect to any property contributed (or deemed contributed) to the Company shall, solely for tax purposes, be allocated among the Members to as to take account for any variation between the adjusted basis of the property to the Company for federal tax purposes and its fair market value at the date of contribution (or deemed contribution). If the adjusted book value of any Company asset is adjusted as provided herein, subsequent allocations of income, gin, loss and deduction with respect to the asset shall take account of any variation between the adjusted basis of the asset for federal tax purposes and its adjusted book value in the manner required under Code Section 704(c) and the Regulations thereunder.

4.4. Liquidation and Dissolution.

4.4.1. If the Company is liquidated, the assets of the Company shall be distributed to the Members in accordance with the terms of Section 4.1 (subject to the effect of Section 4.2 above).

4.4.2. No Member shall be obligated to restore a Negative Capital Account.

4.5. General.

4.5.1. Except as otherwise provided in this Agreement, the timing and amount of all distributions shall be determined by the Parent Company.

4.5.2. If any asses of the Company are distributed in kind to the Members, those assets shall be valued on the basis of their then current book value (as reflected on the books and records of the Company), and any Member entitled to any interest in those assets shall receive that interest as a tenant-in-common with all other Members so entitled.

4.5.3. All Profits and Losses shall be allocated, and all distributions shall be made, to the Persons shown on the records of the Company to have been Members as of the last day of the taxable year for which the allocation or distribution is to be made. Notwithstanding the foregoing, unless the Company's taxable year is separated into segments, if there is a Transfer during the taxable year, the Profit or Loss shall be allocated between the original Member and the successor on the basis of the number of days each was a Member during the taxable year, provided, however, the Company's taxable year shall be segregated into two or more segments in order to account for Profit, Loss or proceeds attributable to any extraordinary nonrecurring items of the Company.

4.5.4. The Members are hereby authorized to amend this Section 4 to comply with the Code and the Regulations promulgated under Code Section 704(b); provided, however, that no amendment shall materially affect distributions to a Member without the Member's prior written consent.

Section 5

Management: Rights, Powers and Duties

5.1. Management.

5.1.1. Management. Except as otherwise provided herein, all powers of the Company shall be exercised by or under the authority of, and the business and affairs of the Company and implementation of the Company's policies and executive control of the Company's major decisions shall be managed by one (1) Manager (who may, but need not, be a Member), who shall be selected by the Class A Member. The Class A Member hereby appoints the Class A Member, Sharestates, LLC, as the initial Manager of the Company. The Members agree that the Manager shall have the right and power to run the day-to-day and other affairs of the Company and to act as agent for and on behalf of the Company, with power to bind it. Every reference in this Agreement to the Manager shall mean and refer to any Person appointed Manager hereunder. Without limiting the generality of the authority granted to the Manager hereunder, the Manager shall be, and hereby is, fully authorized to take any or all of the following actions without the consent of any Member:

(i) To borrow money for the Company from any Person;

(ii) To create liens or encumbrances on all or any part of the Company's assets in order to secure loans or advances to the Company or any Person in which the Company has a direct or indirect interest, or any obligation of the Company or any Person in which the Company has a direct or indirect interest, or for any other Company purpose;

(iii) To execute and deliver for the Company agreements and other instruments (including, without limitation, instruments creating liens and/or encumbrances on Company assets for any purpose authorized by clause (ii)), in connection with loans or the Transfer of property to any Person;

(iv) To guarantee the obligations of any Person;

(v) To acquire, either directly or indirectly, real property and tangible and intangible personal property and to Transfer to any Person including any Member or Affiliate all, substantially all, or any part of the property of the Company or any Person in which the Company has a direct or indirect interest;

(vi) To collect all income of the Company and to satisfy all obligations of the Company, including without limitation expenses of the Manager and indemnification obligations arising under this Agreement;

(vii) To prepare and file all tax returns for the Company (but without any obligation hereunder to prepare or file the tax returns or other reports of the Members);

(viii) To make all tax elections for the Company, including, without limitation, elections under Section 83 of the Code or any special basis adjustments under Section 754 of the Code (provided that the Member requesting any Section 754 election must agree to reimburse the Company for any costs incurred by the Company in making the election or in maintaining or preparing any additional records or reports in connection with the Section 754 election);

(ix) To prosecute, defend and settle legal, arbitration or administrative proceedings on behalf of or against the Company or, to the extent relating to the Company, any of its Members;

(x) To manage, maintain and operate the assets of the Company including, without limitation, entering into or modifying any management agreement with any Person for the management of any of the Company's properties;

(xi) To enter into leases, licenses and/or other agreements of every kind and nature in relation to the operation of the Property, and, in connection therewith, to execute and deliver lease agreements, license agreement, work agreements, assignments and other legal documentation of whatever type of nature;

(xii) To sell, pledge, hypothecate or otherwise Transfer all or any portion of the Property, and, in connection therewith, to execute and deliver deeds, assignments and other conveyancing or transfer documentation of whatever type of nature;

(xiii) To employ one or more Persons (including without limitation any Member or any Member, shareholder, officer, director, agent or advisor of any Member or Affiliate) in connection with the business of the Company;

(xiv) To establish arrangements for the deposit of monies received on behalf of the Company in accordance with Section 4.11 and to disburse all funds on deposit on behalf of the Company in amounts and at times as required in connection with the business of the Company;

(xv) To procure and maintain insurance against risks and in amounts determined to be appropriate by the Manager, including without limitation errors and omissions or other insurance under which any Member and its Members, shareholders, officers, directors, agents and Affiliates are beneficiaries;

(xvi) To do or cause to be done any action referred to in this Agreement through any Person, including, without limitation, any subsidiary, designated by the Manager;

(xvii) To approve any sale, transfer, pledge or hypothecation of all or part of any Member's Member Interests in the Company, except for specific Transfers permitted under the express terms of this Agreement without such approval; and

(xviii) To do or cause to be done any other act which the Managing Member considers to be appropriate to carry out any of its powers or in furtherance of the purposes or character of the Company. Notwithstanding any provision of this Agreement to the contrary, the signed statement of the Manager reciting the authority of the Manager for any action, as to any third Person, will be conclusive evidence of the authority of the Manager to take that action. Although the same shall not be required in order to establish the Manager's authority to take actions and bind the Company as provided for herein, each Member will promptly execute instruments determined by the Manager to be necessary or appropriate to evidence the authority of the Manager to consummate any transaction permitted by this Agreement

5.1.2. The Class A Member (the Parent Company), Sharestates LLC, retains control over the intellectual property of www.sharestates.com (the "Website") and retains control over effectuating distributions through the website portal as they are so allocated by the Manager. Furthermore, the Parent Company retains in its sole discretion, the option of either developing or licensing a trading platform (the "Trading Platform") for the Units being offered in this Company. If the Parent Company elects to develop the Trading Platform, it will do so in accordance with Broker-Dealer licensing and Regulation ATS.

5.1.3. A Manager may be removed from office, and a new Manager may be elected or appointed, solely by the Class A Member.

5.2. Voting by Members.

5.2.1. The Class B Members shall not have voting rights or Governance Rights under this Agreement. As respects the Members, all voting rights and Governance Rights of the Members shall be held solely by the Class A Members. Whenever this Agreement or the Act calls for or requires a vote of the Members of the Company, such vote shall in all cases mean and refer to the vote of the Class A Member.

5.2.2. In lieu of holding a meeting, the Class A Member may vote or otherwise take action by written instrument indicating the consent of Class A Member. Copies of this written instrument shall be kept with the Company books and records.

5.2.3. If the Manager determines that it is in the interest of the Company to establish and issue Class C Membership Units, the Manager shall have the right to do so, and nothing herein set forth shall be construed to limit the Manager's right to provide (or not to provide) approval rights, voting rights and/or Governance Rights as part of any Class C Membership Units that are different from, more extensive than, or less extensive than, the approval rights, voting rights and/or Governance Rights, if any, applicable to the Class B Membership Units. Without limiting the foregoing, amendments to the applicable provisions of this Agreement in order to establish or provide for such rights, and/or any other Membership Rights applicable to the Class C Membership Units, shall be permitted without requirement that any then applicable Investor Members consent to or execute the effectuating amendment (and the power of attorney granted pursuant to Section 5.6.1(i), below, shall be deemed to apply to any such amendment).

5.3. Personal Services. No Member shall be required to perform services for the Company solely by virtue of being a Member. Unless approved by the Manager, no Member shall be entitled to compensation for services performed for the Company. Upon substantiation of the amount and purpose thereof, however, the Members shall be entitled to reimbursement for expenses reasonably incurred in connection with the activities of the Company.

5.4. Duties of Parties.

5.4.1. Each Member shall devote such time to the business and affairs of the Company as is necessary to carry out the Member's duties set forth in this Agreement.

5.4.2. Except as otherwise expressly provided in Section 5.4.3, nothing in this Agreement shall be deemed to restrict in any way the rights of any Member, or of any Affiliate of any Member, to conduct any other business or activity whatsoever, and no Member shall be accountable to the Company or to any other Member with respect to that business or activity even if the business or activity competes with the Company's business. The organization of the Company shall be without prejudice to the Members' respective rights (or the rights of the Members' respective Affiliates) to maintain, expand or diversify such other interest and activities and to receive and enjoy profits or compensation therefrom. Each Member waives any rights the Member might otherwise have to share or participate in such other interests or activities of any other Member or the Member's Affiliates.

5.4.3. Each Member understands and acknowledges that the conduct of the Company's business may involve business dealings and undertakings with Members and their Affiliates. In any of those cases, those dealings and undertaking shall be at arm's length and on commercially reasonable terms.

5.5. Affiliate Services.

5.5.1. The Manager will be entitled to receive fees from the Company, as expenses of the Company, in connection with the performance of its management obligations hereunder. From and after the Effective Date of this Agreement, fees have accrued and been paid, or will accrue and be payable, to Manager in accordance with the following fee schedule:

(i) Sale of the Property: 1% of the sales price of the Property;

(ii) Development of the Property: 1% of total development costs, including the acquisition of the property;

(iii) Leasing of the Property: (A) 3% of base rent of initial term, and (B) 1% of renewal term;

(iv) Asset Management: 1% of any cash investment in the Property per year;

(v) Financing: 1% of the amount of any financing of the Property;

(vi) Guarantee Fee (Recourse): (A) 1% of the principal amount of any recourse loan, and (B) 1% of the full loan amount; and

(vii) Guarantee Fee (Non-Recourse): 1% of the principal amount of any non-recourse loan.

5.5.2. The Company has engaged Sharestates LLC, the Parent Company, as its (i) online platform for security offerings; (ii) coordinator and developer of the Offering as a whole including the production of the offering materials; and (iii) coordinator and platform for making any such distributions as allocated by the Manager. Sharestates LLC may receive commercially reasonable fees from the Company in connection with any such offerings.

5.5.3. The Company has engaged Atlantis National Services Inc. ("Atlantis") and Ameristract Title Insurance Company, affiliates of the Company, for title, closing, and escrow services related to the Property. Atlantis may receive fees at the prevailing market rate.

5.6. Liability and Indemnification.

5.6.1. No Member or Manager shall have any personal obligation for any debts, obligations or liabilities of the Company, whether such debts, obligations or liabilities arise in contract, tort or otherwise, solely by reason of being a member, manager, employee, or agent of the Company. A Member shall not be liable, responsible or accountable, in damages or otherwise, in any action brought by or in the right of the Company or brought by or in the right of the Members, except if the Member engaged in gross misconduct, fraud, or criminal activity.

5.6.2. The Company shall indemnify each Member to the fullest extent permitted by the Act for any act performed by the Member with respect to Company matters, except in the case of action or failure to act by a Member which constitutes gross misconduct, fraud, or criminal activity.

5.6.3. The Manager shall be required to discharge its duties under this Agreement in accordance only with its good faith, business judgment. The Manager makes no representation or warranty, and there is no guarantee, that the Company will be financially successful or that its securities will increase in value or maintain their value. Furthermore, there is no guaranteed distribution or rate of return and no guarantee as to the existence or amount of any earnings from the Company's investments or any proceeds that may be obtained on disposition thereof. The Manager shall not be liable to the Company or any Members for, and the Company and each Member hereby waive any and all claims that may arise from, any act or failure to act of the Manager if such act or failure to act is based upon the good faith business judgment of the Manager, except if the Manager engaged in fraud or gross negligence. It is the intent of the parties that this Section shall be binding to the maximum extent permitted by law.

5.7. Power of Attorney.

5.7.1. Each Member constitutes and appoints the Manager as the Member's true and lawful attorney-in-fact ("Attorney-in-Fact"), and in the Members name, place and stead, to make, execute, sign, acknowledge, and file:

(i) All documents (including amendments to the Certificate of Formation and to this Agreement and the books and records of the Company) which the Attorney-in-Fact deems appropriate to reflect any amendment, change, or modification of this Agreement (provided that, except with respect to a modification to this Agreement required pursuant to Section 6.4 below, the same does not materially and adversely affect (1) the rights and obligations of the Members or (2) the economic terms of this Agreement);

(ii) Any and all other certificates or other instruments required to be filed by the Company under the laws of the State or of any other state or jurisdiction, including, without limitation, any certificate or other instrument necessary in order for the Company to continue to qualify as a limited liability company under the laws of the State;

(iii) One or more fictitious or trade name certificates; and

(iv) All documents which may be required to dissolve and terminate the Company and to cancel its Certificate of Formation.

5.7.2. The foregoing power of attorney is irrevocable and is coupled with an interest, and, shall survive the death or disability of a Member to the extent permitted by applicable law. It also shall survive the transfer of a Membership Unit, except that if the transferee is approved for admission as a Member, this power of attorney shall survive the delivery of the assignment for the sole purpose of enabling the Attorney-in-Fact to execute, acknowledge and file any documents needed to effectuate the substitution. Each Member shall be bound by any representations made by the Attorney-in-Fact acting in good-faith pursuant to this power of attorney, and each Member hereby waives any and all defenses which may be available to contest, negate or disaffirm the action of the Attorney-in-Fact taken in good-faith under this power of attorney.

5.8. Waiver of Fiduciary Duties. This Agreement is not intended to, and does not, create or impose any fiduciary duty on any of the Members of their respective Affiliates. Further, the Members hereby waive, to the extent permitted by applicable law, any and all fiduciary duties that, absent such a waiver, may be implied by law, and in doing so, recognize, acknowledge and agree that their duties and obligations to one another and to the Company are only as expressly set forth in this Agreement.

Section 6
Transfer of Membership Units and Withdrawals of Members

6.1. Transfers.

6.1.1. No Member may Transfer all, or any portion of, or any interest or rights in, the Membership Rights owned by the Meer, and no Member may Transfer all, or any portion of, or any interest or rights in, any Membership Unit, except (a) to an immediate family member (spouse, parent, grandparent, child or grandchild) of such Member, or to a trust for the benefit of any such immediate family member, or beneficiary under any such trust, or (b) with the consent of the Manager or as otherwise permitted under Section 6.3 below, to a person or entity that is not a Member (collectively, "Transferees")

6.1.2. The Transfer of any Membership Right or Membership Unit to a Transferee will not be valid until the transferor and Transferee have executed and acknowledged such other instruments as the Manager may deem necessary or advisable to effect the admission of such Transferee as a Member in accordance with the provisions of applicable law, including without limitation, the written acceptance and adoption by such person of the provisions of this Agreement.

6.1.3. Any Transfer of any Membership Rights or Membership Units in violation of this Agreement shall be deemed invalid and void and of no force or effect.

6.1.4. Any person to whom Membership Rights are attempted to be transferred in violation of this Agreement shall not be entitled to receive distributions from the Company or have any other rights in or with respect to the Membership Rights.

6.1.5. In each attempt to transfer any Membership Rights or Membership Units, the Parent Company (Sharestates LLC) will have the "First Right of Refusal". That is, either the Parent Company or Managing Company can elect to purchase the Membership Rights or Membership Units at their fair market value, or any other agreed upon price, whichever is lower. To do so, they must exercise their Right of First Refusal within thirty (30) days of receipt of the proposed sale. If the Right of First Refusal is exercised and no agreement can be reached for a price then it is within the sole discretion of the Parent Company whether to pursue the Right of First Refusal any further. In the event that either the Parent Company chooses to pursue the Right of First Refusal, then such fair market value will be determined by an outside third party appraiser as chosen by the Manager. If the Member is unsatisfied with the outside third party appraiser valuation, the Member may elect to undertake his or her own appraisal of the Membership Units/Membership Rights at his or her own cost. However, the Parent Company will not be bound to accept such valuation and may elect to forgo the Right of First Refusal.

6.1.6. The provisions of Section 6.1.5 do not create any obligation on the part of the Parent Company to elect to enforce the Right of First Refusal. The option to elect this Right Of first Refusal is within the sole discretion of Parent Company.

6.1.7. Each Member hereby acknowledges the reasonableness of these prohibitions and terms in view of the purposes of the Company and the relationship of the Members.

6.2. Resignation. No Member shall have the right or power to resign from the Company without consent of the Manager.

6.3. Dissolution, Death or Disability. Upon the dissolution, death, or permanent total disability of a Member, (a) the Company shall not dissolve, and (b) the estate or legal representative of a deceased or disabled Member or his designated heir(s). or the successor of a dissolved Member, shall thereupon become a Member in accordance with Section 6.1.2 above. In the event of such dissolution, death, or disability of a Member, the successor Member(s), if any, in addition to the other Members of the Company, shall have the right to receive all dissolution proceeds otherwise distributable to the affected Member pursuant to Section 4.4 above and 7.1 below.

6.4. Dilution for New Members. Following the completion of the Offering of Class B Membership Units, in the event the Manager elects to admit a new Person as a new Member in the Company, the Percentage Interest of all of the Class A Member and the Class B Members shall be diluted on a pro-rata basis in order to provide Percentage Interests to the new Member; provided that the Percentage Interest of the Class A Member shall never be diluted below one percent (5%). The Manager shall be permitted to solely determine the terms and conditions upon which to admit a Person as a new Member in the Company.

6.5. Drag Along Rights. In the event the Manager approves a Transfer by assignment of all of the Membership Units of the Company to a third Person, or by merger, consolidation and/or reorganization with such third Person (in lieu of a sale of all or substantially all of the assets of the Company), and in connection therewith it is determined by the Manager that the Transfer is fair from a financial point of view to the Members (an "Approved Transfer of the Company"), the Members shall consent to and raise no objections to the Approved Transfer of the Company and (i) if the Approved Transfer of the Company is structured as a sale of Membership Units, the Members shall agree to sell all of their Membership Units on the terms and conditions approved by the Manager, and (ii) if the Approved Transfer of the Company is structured as a merger, consolidation or other reorganization, the Members shall vote in favor thereof (to the extent they are entitled to vote) and shall not exercise any dissenters' rights of appraisal they may have under Virginia law. The Class B Members further acknowledge and agree that they do not have consent or approval rights over any sale of all or substantially all of the assets of the Company, including any Terminating Capital Transaction (and each Class B Member shall be deemed to have agreed not to exercise any dissenters' rights of appraisal they may have under Virginia law in relation thereto). Each Member shall use his/her/its best efforts to cooperate in the Approved Transfer of the Company and shall take any and all necessary and desirable actions in connection with the consummation of the Approved Transfer of the Company as are reasonably requested by the Manager, including, but not limited to, the provision of reasonable and customary representations and warranties; provided, however, that no Member shall be required to incur any out-of-pocket expenses in connection with such Approved Transfer of the Company which are not reimbursed by the Company; and provided further that no Member shall be required to make any representations and warranties in connection with any Approved Transfer other than representations and warranties as to (A) such Member's ownership of his/her/its Membership Unit(s) to be Transferred free and clear of all liens or other encumbrances and (B) such Member's power and authority to effect such Approved Transfer. The obligations of each Member with respect to the Approved Transfer of the Company are also subject to the satisfaction of the following conditions: (i) upon the consummation of the Approved Transfer of the Company, all of the Members shall receive the same form and amount of consideration for the Membership Unit(s) as all other holders of the same class of Membership Unit but taking into consideration the manner in which the Company distributes Cash Flow and assets as set forth in Sections 4.1 and 4.4 (i.e., the amount each Member would receive if all of the assets of the Company were sold by the Company for an amount equal to such Approved Transfer of the Company and the amount such Member would receive if the resulting net proceeds were distributed to all of the Members), and (ii) the price per Membership Unit shall be payable in cash or freely tradable securities.

6.6. Company Repurchase Option.

6.6.1. At any time, the Manager may, in its sole discretion, cause the Company to repurchase all, but not less than all, of the Class B Membership Units held by the Members (the "Repurchase Right") at the Repurchase Price determined pursuant to Section 6.7.

6.6.2. In the event that the Manager determines to cause the Company to exercise its Repurchase Right, the Company shall, within fifteen (15) business days of such determination, send written notice (the "Repurchase Notice") to the Members stating (i) that the Company is exercising its Repurchase Right, and (ii) the identity of the appraiser engaged by the Company to determine the Repurchase Price pursuant to Section 6.7.

6.6.3. The Repurchase Price shall be payable in four (4) equal, consecutive quarterly installments by the Company to the Members, with the first quarterly payment becoming due ninety (90) days following the date on which the Company sends the Repurchase Notice to the Members.

6.7. General Repurchase Price.

6.7.1. As to each Member, the "Repurchase Price" shall mean the "fair market value" of the Company multiplied by a fraction, the numerator of which shall be the Membership Units in the Company owned and to be sold by the Member, and the denominator of which shall be the total Membership Units in the Company issued and outstanding and owned by all of the Members, taking into consideration the manner in which the Company makes distributions pursuant to Section 4.4 (i.e., the amount each Member would receive if all of the assets of the Company were sold by the Company for an amount equal to the "fair market value" of the Company and the amount such Member would receive).

6.7.2. The Manager, in its sole discretion, shall appoint an appraiser to determine the "fair market value" of the Company, which shall be final and binding on all parties. Any appraiser appointed shall (i) have not less than ten (10) years' experience appraising companies owning property similar to the Property, (ii) be a recognized MAI appraisal company, consulting firm, investment banking firm, accounting firm, or bank, and (iii) have no prior professional relationship with the Company, the Manager, or their respective Affiliates. The fees and other costs of the appraiser shall be borne by the Company. The Company shall provide the appraiser with full access to financial and other data, all of which the appraiser shall hold in confidence to the extent reasonably requested by the Company.

6.7.3. All appraisals required by this Section 6.7 shall be prepared and submitted to the Members within seventy-five (75) days after the appraiser is engaged.

6.8. Personal Conduct Repurchase Option.

6.8.1. In the event that a Class B Member fails to conform its personal conduct to common and accepted standards of good citizenship or conducts itself in a way that reflects poorly upon the Company, as determined by the Manager in its sole discretion, the Manager may cause the Company to repurchase all, but not less than all, of the Membership Units held by such Class B Member.

6.8.2. In the event that the Manager determines to cause the Company to repurchase Membership Units pursuant to this Section 6.8, the Company shall, within fifteen (15) business days of such determination, send written notice to the appropriate Class B Member stating that the Company is exercising its right to repurchase the Class B Member's Membership Units pursuant to Section 6.8 of this Agreement.

6.8.3. As to any repurchase by the Company pursuant to this Section 6.8, the price paid to the Class B Member shall be equal to the book value of each Membership Unit. Any purchase price paid pursuant to this Section 6.8 shall be delivered to the appropriate Class B Member within 15 business days of receiving the notice specified in Section 6.8.2 above.

6.9. Litigation Repurchase Option.

6.9.1. In the event that a Class B Member brings any suit, legal action or proceeding involving any dispute against the Company, the Manager, in its sole discretion, may cause the Company to repurchase all, but not less than all, of the Membership Units held by such Class B Member.

6.9.2. In the event that the Manager determines to cause the Company to repurchase Membership Units pursuant to this Section 6.9, the Company shall, within fifteen (15) business days of such determination, send written notice to the appropriate Class B Member stating that the Company is exercising its right to repurchase the Class B Member's Membership Units pursuant to Section 6.9 of this Agreement.

6.9.3. As to any repurchase by the Company pursuant to this Section 6.9, the price paid to the Class B Member shall be equal to the book value of each Membership Unit.] Any purchase price paid pursuant to this Section 6.9 shall be delivered to the appropriate Class B Member within 15 business days of receiving the notice specified in Section 6.9.2 above.

Section 7

Dissolution, Liquidation and Termination of the Company

7.1. Events of Dissolution. The Company shall be dissolved upon the happening of any of the following events:

7.1.1. When the period fixed for its duration, if any, in Section 2.4 has expired; or

7.1.2. Upon the affirmative vote of the Class A Member; or

7.1.3. Upon any act causing dissolution and/or termination under the Act unless inconsistent with the provisions of this Agreement lawfully providing to the contrary, or upon the entry of a decree of judicial dissolution with respect to the Company; or

7.1.4. Upon the entry of a decree of judicial dissolution with respect to the Company.

7.2. Procedure for Winding Up and Distribution. If the Company is dissolved, the Manager shall wind up its affairs. On winding up the Company, the assets of the Company shall be distributed, first, to creditors of the Company, including Members who are creditors, in satisfaction of all liabilities of the Company, and second, to the Members in accordance with Section 4.4 of this Agreement.

Section 8

Books, Records, Accounting and Tax Election

8.1. Bank Accounts. All funds of the Company shall be deposited in a bank account or accounts opened in the Company's name. The Manager hall determine the institution or institutions at which the accounts will be opened and maintained, the types of accounts and the Persons who will have authority with respect to the accounts and the funds therein.

8.2. Books and Records. The Manager shall keep or cause to be kept complete and accurate books and records of the Company and supporting documentation of the transactions with respect to the conduct of the Company's business, as required by the Act. These books and records shall be maintained in accordance with sound accounting principles and practices and shall be available at the Company's principal office for inspection and copying by any Member at any and all reasonable times during normal business hours at such Member's expense.

8.3.Annual Account Period. The annual accounting period of the Company shall be its taxable year. The Company's taxable year shall be selected by the Manager, subject to the requirements and limitations of the Code.

8.4.Reports. Within ninety (90) days after the end of each taxable year of the Company, the Manager shall cause to be sent to each Person who was a Member at any time during the taxable year then ended a complete accounting of the affairs of the Company for the taxable year then ended. In addition within ninety (90) days after the end of each taxable year of the Company, the Manager shall use its commercially reasonable efforts to cause to be sent to each Person who as a Member at any time during the taxable year then ended, that tax information concerning the Company which is necessary for preparing the Member's income tax returns for that year; provided, however, that the Manager may opt to file an extension for an October tax filing and may delay delivery of materials to Members accordingly. At the request of any Member, and at the Member's expense, the Members shall cause an audit of the Company's books and records to be prepared by independent accountant for the period requested by the Member. The Members shall also comply with all State reporting requirements set forth in the Act.

Section 9

General Provisions

9.1. Assurances. Each Member shall execute all certificates and other documents and shall do all such filings, recording, publishing and other acts as the Manager deems appropriate to comply with the requirements of law for the formation and operation of the Company and to comply with an laws, rules and regulations relating to the acquisition, operation or holding of the property of the Company.

9.2. Notifications. Any notice, demand, consent, election, offer, approval, request or other communication (collectively, a "Notice") required or permitted under this Agreement must be in writing and either delivered personally, sent by certified or registered mail, postage prepaid, return receipt requested, by FedEx, or by email. A Notice must be addressed to a Member at the Member's last known address on the records of the Company. A notice to the Company must be addressed to the Company's principal office. A Notice delivered personally will be deemed given only when acknowledged in writing by the person to whom it is delivered. A Notice that is sent by mail will be deemed given three (3) business days after it is mailed. Any party may designate, by Notice to all of the others, substitute addresses or addressees for Notice; and, thereafter, Notices are to be directed to those substitute addresses or addressees.

9.3. Specific Performance. The parties recognize that irreparable injury will result from a breach of any provision of this Agreement and that money damages will be inadequate to fully remedy the injury. Accordingly, in the event of a breach or threatened breach of one or more of the provisions of this Agreement by any Member, any party who may be injured (in addition to any other remedied which may be available to that party) shall be entitled to one or more preliminary or permanent orders (i) restraining and enjoining ay act which would constitute a breach or (ii) compelling the performance of any obligation which, if not performed, would constitute a breach. No Member shall be entitled to seek specific performance or other equitable remedies in connection with the Company's decision to pursue, continue, or abandon any real estate project.

9.4. Complete Agreement. This Agreement constitutes the complete and exclusive statements of the agreement among the Members. It supersedes all prior written and oral statements, including an prior representations, statement, condition, or warranty. This Agreement may be modified or amended (i) with the consent of the Class A Member and a majority of the Class B Members, or (ii) solely by the Class A Member, provided that, except with respect to a modification to this Agreement required pursuant to Section 6.4 above, any such amendment solely by the Class A Member shall not materially and adversely affect (1) the rights and obligations of the Members hereunder or (2) the economic terms of this Agreement (except if all Members are treated the same on a proportionate basis). Any such modification or amendment to this Agreement may be signed by the Manager under the terms of Section 5.6 above.

9.5. Applicable Law. All questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement shall be governed by the internal law, not the law of conflicts, of the State of Delaware.

9.6. Section Titles. The headings herein are inserted as a matter of convenience only, and do not define, limit or describe the scope of this Agreement or the intent of the provisions hereof.

9.7. Binding Provisions. This Agreement is binding upon, and inures to the benefit of, the parties hereto and their respective heirs, executors, administrators, personal and legal representatives, successors and permitted assigns.

9.8. Jurisdiction and Venue. Any suit involving any disputes or matter arising under this Agreement may only be brought it the New York Nassau County Supreme Court. All Members hereby consent to the exercise of personal jurisdiction with respect to any such proceeding.

9.9. Mandatory Arbitration. Notwithstanding section 9.8 above, any suit involving any disputes or matter arising under this Agreement is subject to the election of Mandatory Arbitration by the Parent or Managing Company. All Members hereby consent to attend Arbitration at the election of the Parent or Managing Company with respect to any such proceeding.

9.10. WAIVER OF TRIAL BY JURY. THE PARTIES HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHT TO A TRIAL BY JURY IN RESECT TO ANY LITIGATION BASED HEREIN, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, ANY OTHER DOCUMENTS CONTEMPLATED TO BE EXECUTED IN CONJUNCTION HEREWITH, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY TO THIS AGREEMENT RELATING IN ANY WAY TO THE SUBJECT MATTER OF THIS AGREEMENT, OR ANY SUCH OTHER AGREEMENTS OR DOCUMENTS, OR OTHERWISE RELATING TO THEIR INVESTMENT IN OR THE BUSINESS AND OPERATION OF, THE COMPANY AND PROPERTY.

9.11. Damages. In no event shall any Member, including any Member acting in the capacity of Manager, be liable for any incidental, consequential, punitive or special damages by reason of its breach to this Agreement. The liability. If any, of the Company and its members, managers, officers, employees, agents, representatives, and employees to any Member under this Agreement for any claims, costs, damages, losses, and expenses of any nature for which they are or may be legally liable, whether arising in negligence or other tort, contract, or otherwise, shall not exceed, in the aggregate the amount of such Member's Adjusted Capital Balance.

9.12. Attorneys' Fees. In connection with any litigation, mediation, arbitration, special proceeding or other proceeding arising out of this Agreement, the prevailing party shall be entitled to recover its litigation-related costs and reasonable attorneys' fees through and including any appeals and post-judgment proceedings from the non-prevailing party(ies).

9.13. Terms. Common nouns and pronouns shall be deemed to refer to the masculine, feminine, neuter, singular and plural, as the identity of the Person may in context require.

9.14. Severability of Provisions. Each provision of this Agreement shall be considered severable; and if, for any reason, any provision or provisions herein are determined to be invalid and contrary to any existing or future law, such invalidity shall not impair the operation of or affect those portions of this Agreement which are valid.

9.15. Counterparts; Electronic Delivery. This Agreement, and any other documents or instruments contemplated hereunder or entered into pursuant hereto, may be executed in two or more counterparts, each of which shall be deemed an original, and all of which, when assembled, shall constitute one and the same document. The signature of any party to any counterpart of this Agreement or such other instrument shall be deemed a signature to, and may be appended to, any other counterpart hereof (or thereof). Delivery of an executed counterpart of this Agreement or any such other instrument) may be delivered electronically, including by facsimile transmission and/or by e-mail delivery of a .PDF scan of such counterpart, and the same shall constitute good and valid execution and delivery for all purposes.

9.16. Estoppel Certificate. Each Member shall, within ten (10) days after written request by any Member, deliver to the requesting Person a certificate stating, to the Member's knowledge, that (a) this Agreement is in full force and effect; (b) this Agreement has not been modified except by any instrument or instruments identified in the certificate; and (c) there is no default hereunder by the requesting Person, or if there is a default, the nature and extent thereof. If the certificate is not received within that ten (10) day period, the Manager shall execute and deliver the certificate on behalf of the requested Member, without qualification, pursuant to the power of attorney granted in section 5.6.

9.17. Investor's Representations and Acknowledgement of Risk. Each Member warrants and represents to the Manager that he or she:

9.17.1. Has received, reviewed, and understood the Company's Offering Circular and the undersigned has relied on nothing other than the Offering Circular, this Agreement, and any associate subscription agreement in deciding whether to make an investment in the Company;

9.17.2. Has received and reviewed certain business and financial information concerning the Company and any other documents requested by the Member in connection with his/her/its investment in the Company and his/her/its attorneys and accountants have been offered an ample opportunity to review such information;

9.17.3. Is a sophisticated investor possessing an expertise in analyzing the benefits and risks associated with acquiring investments that are similar to the investment in the Company;

9.17.4. Understands that the risk involved with the Company's business, including the risk of loss of such Member's entire investment;

9.17.5. Understands that there is no guarantee that the Company will be financially Successful or the value of such Member's position in the Company will appreciate or maintain its value;

9.17.6. Has sufficient financial resources so that he/she/it can hold its securities indefinitely or could, without affecting his/her/its ability to satisfy his/her/its financial needs and personal contingencies, afford a complete loss of his/her/its investment.

9.17.7. Has carefully read, reviewed and is familiar with this Agreement;

9.17.8. Has carefully reviewed the Risk Factors identified in the Company's Private Placement Memorandum therein, and recognizes that an investment in the Company carries with it a high level of risk and a significant possibility of loss of the entire investment.

9.17.9. Is aware that there is no public market for the Class B Units, that it is not intended that such a market will develop at this time, that the choice to develop such a market is solely within the discretion of the Parent Company, and that it will not be possible to readily liquidate this investment unless a transfer is made pursuant to Section 6 above.

9.17.10. Acknowledges and agrees that interest earned on the Investor's investment may be used by the Company and that such interest will not be refunded to the Investor; and

9.17.11. Will complete and sign a Subscription Agreement and, by doing so, will be deemed also to have executed this Agreement.

IN WITNESS WHEREOF, the Sole Member has executed, or caused this Agreement to be executed as of the date set forth hereinabove.

SOLE MEMBER:

SHARESTATES, LLC

By: Sharestates, LLC

Its manager

By: 

Name: Radni Davoodi

Title: Principal

By: 

Name: Raymond Davoodi

Title: Principal

By: 

Name: Allen Shayanfekr

Title: Principal

By: 

Name: Wayne Geffen

Title: Principal

SUBSCRIPTION PACKAGE

SHARESTATES I, LLC

A maximum of 19,300 Class B Limited Liability Company Membership Interests in Sharestates I, LLC ("Units")

Offering Price – $100 per Unit

December 5, 2013

THIS PACKAGE CONTAINS THE FOLLOWING DOCUMENTS:

1. **Instructions**
2. **Subscription Agreement (to be completed and signed by all Investors)**
3. **Investor Supplement, consisting of Federal Form W-9 (to be completed and signed by all Investors)**

INSTRUCTIONS FOR PROSPECTIVE INVESTORS IN

SHARESTATES I, LLC

To invest in the Sharestates I, LLC, please do the following:

- Read the entire Subscription Package.
- Electronically complete and electronically sign the Subscription Agreement.
- Electronically complete Form W-9
- Electronically pay for your Units.

IF YOU HAVE ANY QUESTIONS ABOUT HOW TO COMPLETE THESE MATERIALS, PLEASE CALL SHARESTATES I, LLC AT (212) 201-0750 AND ASK FOR THE SUBSCIPTION DEPARTMENT.

Sharestates I, LLC

SUBSCRIPTION AGREEMENT

To Prospective Investors:

To Purchase Units in Sharestates I, LLC (the "LLC"), you must complete and sign this Subscription Agreement. By doing so, you warrant, represent, and agree as follows:

1. The LLC's Offering Circular (which includes, without limitation, the LLC's Operating Agreement) has been delivered to you via email or through www.sharestates.com (the "Website"), and you have carefully read, reviewed and are familiar with the Offering Circular.

2. You have received, and you accept and adopt each and every provision of the LLC's Operating Agreement. You agree that your signature on this Subscription Agreement also will serve as your signature to the Operating Agreement.

3. You have been advised to pay particular attention to the Risk Factors section of the Offering Circular and, accordingly, you recognize that an investment in the LLC involves a high degree of risk, and you are prepared for the possibility of the loss of your entire investment.

4. You are purchasing the Units solely for your own account and not for the purpose of resale. You recognize that Units are subject to significant restrictions on transfer and, for such reason, that you may need to bear the economic risk of an investment in Units for the life of the LLC.

5. You have secured or have waived the right to secure, the advice of your legal counsel, accountants, or other financial advisors with respect to an investment in the Units.

6. The LLC may retain any interest earned on your investment, and you waive the right to receive such interest, including in the event your investment is returned to you if your subscription is not accepted by the LLC.

7. You irrevocably subscribe for and agree to purchase the number of Units covered by the amount of your investment. You acknowledge that the LLC has the right to reject your subscription in whole or in part for any reason. Even if your subscription is accepted, you

will not actually become an Investor in the LLC unless and until the LLC accepts your subscriptions by remitted to you a signed copy of this Subscription Agreement executed by the Manager of the LLC.

8. The LLC retains the right to reject your subscription for any reason, including but not limited to, the LLC's need to limit the aggregate number of members to less than 500 so that it may avoid any possible future requirement to file regular reports with the Securities and Exchange Commission as if it were a public company pursuant to the Securities Exchange act of 1934.

9. You are an individual who is a citizen and resident of the United States of America and the State of New York and your principal residence and location where the decision to invest in the Units was made, is the address of Investor set forth on page 2 of this Subscription Agreement.

10. All of the information provided below is complete and accurate and may be relied on by the LLC and its Managing Member.

NOTE: ALL BLANKS MUST BE FILLED IN

Amount of Investment: $______________________________
Type of Investor (Individual or Entity): ______________________________
Residential Address of Investor: ______________________________
Email Address of Investor: ______________________________
Phone Number of Investor: (____) ______________________________
Social Security Number: ______________________________

INVESTOR SIGNATURE

By signing this Subscription Agreement you acknowledge and agree to all of its terms and you confirm the accuracy of the information you have provided. You also recognize and agree that by signing this Subscription Agreement you also will be deemed to have signed the Operating Agreement of Sharestates I, LLC, and to have accepted all of its terms.

Signature: ______________________________
Print Name Electronically (and title if purchaser is an Entity): ______________________________

Date of Signing: ______________________________

Law Office of Stephen Seigel
30 Wildwood Garden
Suite H-1
Port Washington NY 11050
Phone (516) 449-5112
Harvey1508@gmail.com

At your request, I have examined the Offering Statement ("Offering Statement") on Form 1-A together with the Offering Statement, ("Offering Documents") of Sharestates I, LLC, a Delaware limited liability company (the "Company"), in connection with (i) the qualification under the Securities Act of 1933, as amended, and (ii) the registration under New York Securities Act, as amended, of the offer and sale of up to 19,300 Class B Membership Units of the Company (the "Securities") by the Company.

In rendering the opinion below, I examined originals or copies of those corporate and other records and documents we considered appropriate. I assumed the genuiness of all signatures, the authenticity of all documents submitted to me as originals and the conformity with originals of all documents submitted to me as copies.

Based on this examination, I am of the opinion that the Securities have been duly authorized by all necessary corporate action on the part of the Company and, upon payment for and delivery of the Securities in accordance with the Offering Documents, the Securities will be validly issued, fully paid, and non-assessable.

The law governed by this opinion letter is limited to the present Delaware Limited Liability Company Act. I express no opinion herein as to any other laws, statutes, regulations or ordinances of any other jurisdiction.

I hereby consent to the use of this opinion as an exhibit to the Offering Statement and as an exhibit to the Registration Form.

Warmest Regards,



Steven Seigel, Esq.

LETTER OF INTENT

DATE: December 5, 2013

PARTIES: SHARESTATES I, LLC - INVESTORS

LENOX PLATINUM - OWNER AND GC - MEMBER: Alfred Bokhour

MEMBERSHIP OF LENOX PLATINUM:

Sharestates I, LLC - 40% profit and loss sharing

Alfred Bokhour - 60% profit and loss sharing

MEMBERS FINANCIAL RESPONSIBILITIES

Sharestates I, LLC is to provide $1,920,000 in liquid cash

Alfred Bokhour shall secure financing of $5,400,000 million in the form of a construction loan and provide the additional monies required to complete the construction project.

***These monetary amounts are subject to change until such time as a firm commitment is secured by the Bank.

MEMBERS' OBLIGATIONS

Alfred Bokhour shall be the Managing Member and shall be responsible for managing the day to day operations of the construction project. All checks over $25,000 shall require 2 signatures, one signature from any member of Sharestates I, LLC and the second signature from Alfred Bokhour.

Sharestates I, LLC shall receive reports of payments made with copies of all checks within 2 days after receipt of a written request by LENOX PLATINUM.

Sharestates I, LLC shall provide written approval (in the form of an email) of all checks above $5,000. Approval shall be deemed given within 1 hour after requested.

RETURN OF INVESTMENT AND DISTRIBUTION OF PROFITS

- Payment of all corporate loans and/or debts
- Return of investment of $1.92 million to Sharestates I, LLC
- Return of all capital investment to Alfred Bokhour
- Profits to be distributed 60% to Bokhour - 40% to Sharestates I, LLC

THIS DOCUMENT reflects the parties intention to enter into an agreement and shall not be binding on either party until such agreement is finalized in an operating agreement to be reviewed by attorneys for the respective parties.

SHARESTATES I, LLC



BY: Allen Shayanfekr

LENOX PLATINUM



BY: ALFRED BOKHOUR, Member



Banco Popular North America
120 Broadway, 16th floor
New York, N.Y. 10271
Tel.(212) 417-6862
Fax (212) 417-6929

November 22, 2013

Avenue K Developers Inc.
c/o Mr. Al Bokhour
33 Great Neck Road, Ste #6
Great Neck, New York 11021

Cc: Johnny Su

Re: Construction financing for the purpose of building a seven story 22 unit residential condominium development located at 345 Lenox Road, Brooklyn, N.Y. 11226 (the "property").

Dear Sir:

As discussed, we are forwarding this term sheet to you, for discussion purposes only, to set forth a general outline of the preliminary loan terms, which we have discussed, to date regarding your mortgage loan request.

It should be emphasized that the following is a term sheet only. It is not intended to be, nor should it be construed as, a commitment on the part of Popular Community Bank ("PCB") to lend, but serves merely as a preliminary description of the possible terms of the proposed financing, which terms are subject to further review, analysis, consideration, and final approval, by PCB. The proposed financing will also be contingent upon certain financial information acceptable to PCB in its sole discretion. The terms highlighted below may be modified in whole or in part during this review process or PCB may decide to decline the loan request.

Borrower: A single purpose LLC owned and controlled by the principles.

Premises: The development site located at 345 Lenox Road, Brooklyn, N.Y. The parcel is permitted, as of right to be developed with the proposed improvements.

Proposed Improvements: A residential development containing a total of 24,567 buildable square feet. The improvements and premises are hereinafter referred to as the "project".

Amount: The **lesser** of the following:

1. $5,400,000, or
2. 69.2% of total project costs, inclusive of allowable hard costs, site costs, soft costs and land costs as determined by a plan and cost review, acceptable to PCB in its sole discretion, or
3. 65% of the appraised value of the property on a discounted net sellout basis, or
4. 70% of the appraised value of the property as a stabilized rental apartment building.

Budget: ***See attached Exhibit E***

Equity: Total project costs shown in final loan budget in excess of the loan will be contributed as Borrower equity. At closing, Borrower will contribute a minimum equity contribution of 30.8% of the total project costs which shall be funded prior to any advances under the loan.

Term: 24 months from the date of closing.

Rate: LIBOR + 475 basis points, floor of 5.25%.

Commitment Fee: 1% of the committed loan amount.

Repayment: Interest only shall be due and payable during the term of the construction loan. An interest reserve in an amount acceptable to PCB will be included in the loan amount. Such reserve is calculated based on 70% average balance of the loan for the term of the loan. Initial interest reserve has been estimated at $475,000 and is included in total project costs.

Repayment: Interest only shall be due and payable during the term of the construction loan. An interest reserve in an amount acceptable to PCB will be included in the loan amount. The units will be released at the greater of 92% of the contract sale price or $475 per square foot.

Prepayment Premium: None.

Collateral: First mortgage lien on Borrower's fee estate in the Premises and interest in the Improvements.

A first lien security interest in all fixtures, furnishings and equipment and other personal property owned by Borrower used in connection with the Premises and Improvements.

A first priority collateral assignment of all rents, leases, subleases, licenses, concession agreements and similar contracts that affect the Premises and/or Improvements, and all rents and other sums payable thereunder. Until an Event of Default (default beyond applicable cure period), Borrower shall be entitled to collect, receive and retain such proceeds.

A first priority collateral assignment of the Borrower's interest in the development and all contracts, operating agreements, licenses, insurance proceeds, management agreements and other agreements and all permits affecting the Premises and/or Improvements.

Personal Guaranty: Unlimited personal guarantee of all principles of the Borrowing entity.

Guarantor shall provide a guaranty agreement with respect to the due prompt, and punctual completion of the improvements, payment of all hard costs and similar expenses incurred in connection with such completion, and all obligations, liabilities, soft costs, and expenses incurred with such completion (including construction period taxes and interest).

Guarantor shall provide a guaranty to the bank for all debt service, property expenses and outstanding principal balance due under the note.

Completion Guaranty: Completion guaranty shall be provided by a general contracting firm acceptable to PCB in its sole discretion.

Environmental Indemnification: Environmental indemnification from borrower and guarantor regarding any liability which would arise as a result of environmental regulation for the term of the loan.

Reporting Requirements: Financial information must be submitted to the bank as follows:

1. Annual financial statements on the borrower to be received by the bank no later than 120 days past year end. Copies of the borrower's federal income tax returns, to be received by the bank within 60 days of filing date.
2. Annual financial statements on the principals to be received by the bank no later than 150 days past year end.
3. Annual personal financial statements of the Guarantors to be received by the Bank no later than 150 days past year end.

4. Evidence must be provided to the Bank to verify minimum liquidity requirement of 10% of the total loan amount of the loan, prior to closing.
5. Updated sales status reports on the project, upon request by the bank.
6. At six (6) month intervals, Guarantor(s) shall provide the following:

- Schedule of existing construction projects including location, # of units, potential sellout or value, debt and terms, lender, percentage of completion, and target completion dates, etc.
- A list of additional construction projects in the evaluation stage
- List of successfully completed projects
- A summary of all contingent liabilities

Other Terms/ Conditions:

1) The loan is subject to satisfactory review by Lender's construction consultant of project budget, plans, and specifications. Lender's construction consultant shall also verify all hard costs expended into the project.

2) The loan is subject to lender's receipt, review and acceptance of an appraisal performed by a firm acceptable to the bank at the cost of the borrower.

3) Appraisal review satisfactory to PCB.

4) The property shall be reappraised 23 months from closing at the expense of the borrower. As such, if the LTV is greater than 65% on a discounted net sellout value, additional equity will be required by the borrower to support a 65% LTV. In addition, if the LTV is greater than 75% as a stabilized rental property, additional equity will be required by the borrower to support a 75% LTV.

5) The loan is subject to lender's receipt, review and acceptance prior to closing of a Phase I Environmental assessment (and Phase II if necessary) of the property performed by a firm acceptable to the lender.

6) Temporary Certificate of Occupancy (TCO) received within 21 months of closing.

7) Borrower shall have three (3) signed contracts within 19 months of closing; an additional three (3) within 20 months of closing; an additional three (3) within 21 months of closing; an additional four (4) within 22 months of closing (cumulative of 13 contracts).

8) Borrower shall have three (3) units closed within 21 months of closing; three (3) additional units closed per month during the twenty-second (22nd) and twenty-third (23rd) month; four (4) additional units closed during the twenty-forth (24th) month of closing for thirteen (13) cumulative units closed within such time frame, adequate to repay the loan.

9) The subject loan will not close until all the proper zoning, permits, approvals and variances for the prospective intended use are in place including but not limited to such **15 year 421a tax abatement filing**.

10) Total project costs shown in final loan budget in excess of the loan will be contributed as Borrower equity. At closing, Borrower will contribute a minimum equity contribution of 30.8% of the total project costs which shall be funded prior to any advances under the loan.

11) PCB will require the borrower to maintain a hard cost contingency of no less than 11% of the hard cost budget.

12) Prior to closing, PCB shall have received satisfactory evidence that the Borrower and Guarantors are free from any and all material litigation or judgments. In addition, PCB shall also have received satisfactory bank and credit checking's on the Borrower and Guarantors.

13) Borrower shall covenant against further encumbrances on the property being financed.

14) Borrower and related entities will open and maintain a banking relationship with PCB.

15) Borrower shall obtain AG approval of the condominium offering plan within 12 months from closing.

16) The Borrower will be required to open an operating account at PCB. In addition, all deposits on sales contracts will be deposited at a PCB branch.

17) Borrower shall provide all financial information that PCB may reasonably request during the course of the loan.

18) Borrower will be required to maintain and provide insurance certificates and policies satisfactory to lender. This will include evidence of insurance in an amount and under terms acceptable to the bank including All Risk and General Liability. The bank must be named as mortgagee, loss payee, and additional insured.

19) Whether or not the loan closes, all out-of-pocket expenses incurred by the bank relating to the loan, including but not limited to title insurance premiums, recording fees, mortgage taxes, appraisal, environmental and engineer survey costs, legal expenses and documentation expenses, if any, are for the account of the Borrower, shall be paid by the Borrower.

20) Hard cost advances shall be funded against work in place as verified by a licensed engineer approved by PCB, at the expense of the Borrower.

21) Soft cost advances shall be funded against presentation of receipts/invoices.

Please indicate your desire to have us further review, analyze, and consider your request by signing the enclosed copy of this letter and returning it to us within **10 days** from the date hereof together with a signed credit report authorization letter (see attached Exhibit D) and a check payable to PCB in the amount of **$25,000** to cover the cost of conducting our due diligence in connection with our review, analysis, and consideration of this loan request. If PCB does not receive the above within the stated period, this term sheet shall, at the Bank's option, be null and void.

You understand and acknowledge that PCB may decide not to extend a commitment to lend to you and that the terms of any commitment so extended may be different from, the general outline set forth above. If PCB does not extend a commitment to you, PCB shall have no liability except as indicated in the following paragraph.

PCB will hold the **$25,000** payment, and if thc loan closes, the funds will be applied towards any Commitment Fees due. If PCB declines to extend a commitment to you, this payment will be refunded to you less the sum of out-of-pocket costs incurred by PCB in conducting its due diligence. If a commitment is extended to you substantially in accordance with the general outline above (as determined by PCB in its sole discretion) and you choose not to accept said commitment, then PCB shall retain the funds and you will be liable for any additional costs, including but not limited to legal and appraisal costs, incurred in connection with issuing said commitment.

The contents of this letter supersede all prior oral and written communication pertaining to this transaction. This letter is not intended to be, and shall not constitute in any way, a binding or legal agreement (except with respect to your agreement to the retention by PCB of the **$25,000**, or a portion thereof, as set forth above), or impose any legal obligation or duty on either you or PCB. You understand that PCB's obligation to provide the proposed financing is subject to:

1) the review of the items requested above, as well as any others we may determine to be necessary;

2) the negotiation and agreement by PCB and the borrowers on all material terms of the proposed financing;

3) final agreement by PCB and the borrowers on the terms of the proposed financing;

4) the obtaining of all required approvals by PCB including, without limitation, all required credit approvals; and

5) the execution of documentation acceptable to PCB and its legal counsel and the performance of all conditions precedent as specified by PCB to its satisfaction.

This offer to further review and consider your loan request is contingent upon receipt of the signed original of this letter and your check for **$25,000** within 10 days from the date hereof.

This letter indicates our interest in assisting you with the transaction described. The terms and conditions as mentioned herein are intended as an outline for discussion purposes only. Please understand that we have neither sought nor obtained the internal approval, which our bank requires as condition to any formal undertaking. Therefore, this letter shall not be construed as a commitment to enter into any specific transaction.

This letter is confidential and shall not be shown by you to third parties unless specifically authorized by PCB.

If not agreed and accepted by you, the terms set forth in this document shall be null and void 10 days after the date of this document.

Very truly yours,

Banco Popular North America

By: 

Joseph A. Farrauto
Vice President

Agreed and Accepted:

This _____ day of December, 2013

_____________________________ - Borrower

By: _________________________ By: _________________________
Print Name Sign Name

Title: ____________________

THIS PROPOSAL IS NOT A COMMITMENT TO LEND. Please note that this proposal is not a binding commitment, nor does it define all of the terms and conditions of a financing, but is only a framework upon which documentation for a transaction could be structured and a basis for further discussion and negotiation of terms as may be appropriate. Any extension of credit would be subject to a due diligence review of the business and financial affairs of the Borrower and Guarantors, the approval of the proposed terms and conditions by BPNA's credit authorities, and the execution and delivery of documentation satisfactory in form and substance to BPNA's legal counsel. This proposal is confidential and shall not be shown by you to third parties without BPNA's written consent.

EXHIBIT A

Property Description

Borrower Name: ______________________________

Property Address: ______________________________

Principal: ______________________________

Phone # / Fax #: ______________________________

Mailing Address: ______________________________

Tax ID #: ______________________________

Sec/Lot/Blk: ______________________________

Tax abatements 421a Tax exemption: Y / N **J-51 Tax Exemption:** Y / N

Total SF/Net Rentable Area (SF): ______________________________

Number of Stories/ Floors: ______________________________

Number of Units/Rooms: ______________________________

Land (SF): ______________________________

Age: ____________ **Parking:** Y / N **# of spaces:** ____________

Property Access Contact and Phone #: ______________________________

General Description/Amenities:

____

____

____

____

EXHIBIT B

Underwriting Information

	Required 'X' items	
1.	X	An MAI appraisal of the subject Property prepared in accordance with FIRREA guidelines – **to be ordered by Lender**
2.	X	A Phase I environmental report – **to be ordered by Lender**
3.	☐	An engineering report enumerating any items of immediate repair and deferred maintenance and including cost estimates thereof – **to be ordered by Lender**
4.	☐	Financial statements for the Property for 2010, 2011, and 2012.
5.	X	Tax returns for the Owner, Principal(s) and the Property for the fiscal years 2010 and 2011 and 2012 prepared in accordance with generally accepted accounting principals. Personal financial statement on Banco Popular North America Form for all Principals.
6.	X	Certified (by principal) property rent roll.
7.	X	Summary of capital expenditure made at property over the last 3 years, including amounts spent
8.	X	Summary of any other income from the property, if any
9.	X	Current and projected operating and capital budgets for the Property
10.	☐	Occupancy and rental rates history for the prior three years. If a residential property please indicate type of property (rent controlled, rent stabilized, market).
11.	X	Insurance premium notice
12.	X	Current real estate tax bill (front and back)
13.	X	Copy of all leases in place at property
14.	X	Contact information of architect, general contractor and construction manager along with resumes, bonding companies and references.
15.	X	A lease summary providing current lease terms for all tenants and any concessions granted to tenants (including costs of tenant improvements and leasing commissions)
16.	X	Copies of all third party contracts/agreements
17.	X	Copies of the executed purchase agreement and the closing statement from the purchase of the site.
18.	X	Detailed construction budget with line item cost breakdown
19.	X	Plan & cost review of the project to be performed by an engineer chosen by the Lender and paid for by the Borrower – **to be ordered by the Lender**
20.	X	Market survey of competitive properties
21.	X	Narrative explanation of any prior lawsuits, judgments, bankruptcies, foreclosures or other detrimental credit information.

EXHIBIT C

Borrower Information

Principal must provide below the Borrower's structure, including owners of all interests in Borrower and any entities in the chain of ownership, and the percentage interests owned.

Name of Borrowing Entity: ______________________________

Mailing address: ______________________________

Phone #: ____________________

Does this Borrower own any other properties? Y / N

If Yes, please list: ______________________________

PRINCIPALS

Name	Title	Address	Phone #	% of Stock

Attorney Name: ______________________________

Address: ______________________________

Phone#: ____________________

EXHIBIT D

Consent for Credit Information

(Each principal must complete and return a copy of this form to the Bank)

I/We hereby consent to have Banco Popular North America and their assigned credit bureau obtain any and all information including an investigation consumer report regarding employment history, deposit accounts, credit obligations and all other credit matters, which may be required in connection with an application for a loan.

This form **MAY BE REPRODUCED OR PHOTOCOPIED AND THAT COPY SHALL BE AS EFFECTIVE AS THE ORIGINAL CONSENT** which we have signed.

Signature: ____________________

Title: ____________________

Soc. Security #/
Tax ID #: ____________________

Date: ____________________

PLEASE PRINT:

Name of Individual:
include Middle initial
Sr.,Jr. ____________________

House No., Street: ____________________

City, State, Zip: ____________________

Place of Business/
Name and address: ____________________

EXHIBIT D

Consent for Credit Information

(Each principal must complete and return a copy of this form to the Bank)

I/We hereby consent to have Banco Popular North America and their assigned credit bureau obtain any and all information including an investigation consumer report regarding employment history, deposit accounts, credit obligations and all other credit matters, which may be required in connection with an application for a loan.

This form **MAY BE REPRODUCED OR PHOTOCOPIED AND THAT COPY SHALL BE AS EFFECTIVE AS THE ORIGINAL CONSENT** which we have signed.

Signature: ______________________________

Title: ______________________________

Soc. Security #/
Tax ID #: ______________________________

Date: ______________________________

PLEASE PRINT:

Name of Individual:
include Middle initial
Sr.,Jr. ____

House No., Street: ____

City, State, Zip: ____

Place of Business/
Name and address: ____

EXHIBIT E

Project: 345 Lenox Road, Brooklyn, NY (22 Res Condominium)
Total Net Saleable 20,417
Total Gross buildable SF 24,567

		Budget	$/SF		Loan	Loan/ SF		Borrower's Equity	
Hard Costs **(1)**		4,680,000	$ 190.50	60%	3,930,000	$ 192.49	50.4%	750,000	9.6%
Hard Cost Contingency **(2)**	11.11%	520,000	$ 21.17	7%	520,000	$ 25.47	6.7%	-	0.0%
Soft Costs		1,075,000	$ 43.76	14%	475,000	$ 23.26	6.1%	600,000	7.7%
Interest Reserve		475,000	$ 19.33	6%	475,000	$ 23.26	6.1%	-	0.0%
Land		1,050,000	$ 42.74	13%	-	$ -	0.0%	1,050,000	13.5%
Total		7,800,000	$ 317.50	100%	5,400,000	264.49	69.2%	2,400,000	30.8%

1) Hard cost budget includes 5% general conditions for $250,000
2) Hard cost contingency budget of $520,000 represent 11.11%.

227 East 7th Street Soft Cost Budget	**Total Budget**	**Equity**	**Loan**
LOAN AMOUNT	5,400,000		
Architect Fee/Engineer	131,500	0	131,500
Structural Enginer	60,000	0	60,000
MEP Engineer	30,000	0	30,000
Expeditor	20,000	0	20,000
Developer Fee (3.5%)	260,000	0	260,000
421a Consultant	25,000	0	25,000
Marketing	5,000	0	5,000
Survey/Boring	5,000	0	5,000
Insurance - Builder's Risk / All Risk	50,000	0	50,000
RE Taxes/Water & Sewer (24 months)	15,000	0	15,000
Title - MTG Recording Tax (2.8%)	151,200	0	151,200
Title - Additional Costs	30,000	0	30,000
Bank Commitment Fee	54,000	0	54,000
Appraisal Report (2 reports)	15,000	0	15,000
Environmental Report	2,500	0	2,500
Bank's Enginer (P&C Review - Construction Consultant)	4,000	0	4,000
Bank's Monthly Inspections (Construction Consultant)	20,000	0	20,000
Permits/ Misc Fees	10,000	0	10,000
Bank Legal Fee	18,000	0	18,000
Developer /Borrower Legal Inc. & Accounting	5,000	0	5,000
Condo Plan	50,000	0	50,000
Broker Fee	36,000	0	36,000
Sub-Total	997,200	0	997,200
Contingency (7.5%)	77,800	0	**77,800**
TOTAL	**1,075,000**	**0**	**1,075,000**

345 Lenox rd Brooklyn

Hard cost budget

Demolition	$	50,000
Excavation,footings,foundation includes shoring & underpinning	$	400,000
structural steel/structural masonry includes stairs,decking,balconies block work in basement all the way up to roof	$	1,150,000
Water/sewer main & water meter	$	50,000
Light weight concrete for floors includes basement slab,sidewalk & driveway ramp	$	180,000
Elevator 7 stories	$	220,000
Plumbing/sprinkler includes fixtures standpipe	$	575,000
Electric (labor&material)	$	225,000
Air conditioning & venting	$	225,000
Interior framing, doors/molding/paint cabinets,carpentry/tiling/flooring/insulation sheetrock(includes apartments, lobby hallways,lounge/gym/outdoor rec area)	$	850,000
Roofing (includes terraces & courtyard)	$	70,000
Windows/balcony doors/garage door		
storefront & vestibule doors/skylights glass railing for balconies	$	125,000
Fire alarm/video intercom/security system/video doorman	$	75,000
Appliances for apartments washer/dryers and appliances for 1st floor lounge	$	85,000
Spray on fireproofing and firestopping	$	50,000
Waste compactor	$	50,000
Construction debris removal	$	50,000
Hard cost contingency (11%)	$	520,000
General conditions (5%)	$	250,000
Total Hard costs	$	5,200,000